             Li

     PAGE  Directors' Report  1  Auditor's Independence Declaration  22  Consolidated Statement of Profit or Loss and Other Comprehensive Income  23  Consolidated Statement of Financial Position  24  Consolidated Statement of Changes in Equity  25  Consolidated Statement of Cash Flows  26  Notes to the Financial Statements  27  Directors' Declaration  57  Independent Auditor's Report  58  Mineral Resources Statement  63  Corporate Governance  64  ASX Additional Information  65

 Piedmont Lithium Limited ANNUAL REPORT 2020  1    DIRECTORS' REPORTThe Directors of Piedmont Lithium Limited present their report on the Consolidated Entity consisting of Piedmont Lithium Limited (“Company” or “Piedmont”) and the entities it controlled at the end of, or during, the year ended June 30, 2020 (“Consolidated Entity” or “Group”).OPERATING AND FINANCIAL REVIEWOperationsPiedmont is the 100% owner of the Piedmont Lithium Project (the ‘‘Project’’), located within the Carolina Tin- Spodumene Belt (‘‘TSB’’) and along trend to the Hallman Beam and Kings Mountain mines. The TSB is located approximately 25 miles west of Charlotte, North Carolina and has been described as one of the largest lithium regions in the world and historically provided most of the western world’s lithium between the 1950s and the 1980s.We recently reported the results of a pre-feasibility study (‘‘PFS’’) for our proposed lithium hydroxide chemical plant (‘‘Chemical Plant’’) in Kings Mountain, North Carolina, together with the results of an updated scoping study (‘‘Scoping Study’’) for our proposed integrated mine-to-hydroxide project (‘‘Integrated Project’’) comprising our proposed mine and concentrator (‘‘Mine/Concentrator’’) that will produce spodumene concentrate to be transported to our proposed Chemical Plant, and converted into battery-grade lithium hydroxide.The PFS and Scoping Study confirm the potential for Piedmont to be a strategic and low-cost producer of battery- grade lithium hydroxide. Our proposed Chemical Plant would create an alternative to the numerous merchant spodumene converters currently operating in China and dominating the world lithium hydroxide market, thus providing U.S. and non-U.S. automotive companies a secure and independent American source of the lithium hydroxide required for their supply chains.  Figure 1: Piedmont Lithium Project located within the TSB

 DIRECTORS' REPORT(Continued)OPERATING AND FINANCIAL REVIEW (Continued)HighlightsHighlights during and subsequent to the end of the year were as follows:Entered into a binding agreement with Tesla, Inc. (“Tesla”) for the supply of spodumene concentrate (“SC6”) from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product. The agreement can be extended by mutual agreement for a second five-year term;Completed a PFS for Piedmont’s proposed Chemical Plant in Kings Mountain, North Carolina, USA. The PFS highlights a business model where a Piedmont built and owned Chemical Plant would convert spodumene concentrate purchased on the global market to battery-grade lithium hydroxide;Completed an updated Scoping Study for Piedmont’s integrated mine-to-hydroxide project. The mine-to- hydroxide project comprises a mine and concentrator producing spodumene concentrate which will be transported to Piedmont’s Chemical Plant and converted into battery-grade lithium hydroxide. The updated Scoping Study includes the results of the Chemical Plant PFS;Completed additional metallurgical testwork to produce 120 kilograms of spodumene concentrate from core samples collected from the Piedmont Lithium Project. Concentrate qualities and recoveries were consistent with earlier testwork programs, with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities;Completed a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont spodumene concentrate to battery-quality lithium hydroxide;  2  (f)  Completed the Company’s Phase 4 drill program, which comprised 113 holes for a total of 18,393 meters. The Phase 4 drill program was successful in expanding the Project’s mine life from 13 to 25 years;  Soil and rock chip sampling at the Project in North Carolina, United States, led to the discovery of five new spodumene-bearing pegmatites in areas that have not previously been explored;Completed federal permitting required to develop the proposed mine and concentrator at the Project, following receipt of a Clean Water Act Section 404 Standard Individual Permit from the US Army Corps of Engineers (“USACE”);  (i)  Completed Mineral Resource estimates and bench-scale metallurgical testwork for by-product quartz, feldspar and mica as by-products of spodumene concentrate from the Project. The Mineral Resource estimates were prepared by independent consultants, CSA Global Pty Ltd;  (j)  Concluded a definitive and exclusive marketing agreement for byproduct quartz, feldspar, and mica with Ion Carbon, a division of AMCI Group. The Company continues to advance offtake discussions for byproducts with quartz offtake discussions the most advanced;  (k) Entered into a memorandum of understanding (“MOU”) with Primero Group (“Primero”) for the delivery of Piedmont’s planned spodumene concentrator on an engineer, procure, and construct (“EPC”) basis, with Primero to contract operate the spodumene concentrator for a period of up to six years following construction;  (l)  Appointed Mr. Austin Devaney as Vice President – Sales & Marketing. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence.  (m) Completed a U.S. public offering of 2,065,000 of the Company’s American Depositary Shares (“ADSs”), each representing 100 of its ordinary shares, at an issue price of US$6.30 per ADS, to raise gross proceeds of US$12.9 million (~A$18.6 million) (“Public Offering”) and an Australian private placement to existing non-U.S. institutional and sophisticated shareholders and directors of 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering),to raise gross proceeds of A$10.8 million (~US$7.6 million) (“Private Placement”); and(n) Continued numerous preliminary offtake, financing and strategic conversations, including companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.

 Piedmont Lithium Limited ANNUAL REPORT 2020  3    Chemical Plant PFSDuring the year, we reported the results of a PFS for our proposed lithium hydroxide Chemical Plant in Kings Mountain, North Carolina. The PFS confirms the potential for Piedmont to be a strategic and low-cost producer of battery-grade lithium hydroxide.The Chemical Plant PFS featured a lithium hydroxide conversion plant to be supplied by spodumene concentrate purchased on the global market, rather than by Piedmont’s own Mine/Concentrator. This Chemical Plant would compete against the numerous merchant spodumene converters currently operating in China, providing US and European automotive companies a secure and independent American source of the lithium hydroxide required for their supply chains.The Chemical Plant will provide the growing number of spodumene concentrate producers in Australia, North America, South America, Europe and Africa an alternative non-Chinese processing route for their material for the first time. Piedmont is actively engaged with several such parties and is progressing the securing of feed material for the plant.  Table 1: Piedmont Merchant Project Key Economic Outcomes  Unit  Estimated Value  Initial capital cost  US$M  $377  Life of Project lithium hydroxide cash costs  US$/t  $6,689  Life of Project revenue (real)  US$M  $7,336  Life of Project EBITDA  US$M  $3,627  Net operating cash flow after tax  US$M  $2,911  Free cash flow after capital costs  US$M  $2,380  Average annual steady state EBITDA  US$M/y  $149  Average annual steady state free cash flow  US$M/y  $114  After tax Net Present Value (NPV) @ 8% discount rate  US$M  $714  After tax Internal Rate of Return (IRR)  %  26%  Payback from start of operations  y  3.34  Figure 2: Isometric Depiction of Piedmont’s 22,720 t/y Lithium Hydroxide Chemical Plant

 DIRECTORS' REPORT(Continued)OPERATING AND FINANCIAL REVIEW (continued)Integrated Scoping StudyDuring the year, we reported the results of an updated Scoping Study for our proposed integrated mine-to-hydroxide project comprising our proposed Chemical Plant that will produce battery-grade lithium hydroxide from spodumene concentrate produced at our Mine/Concentrator.The integrated Scoping Study update included a steady-state 22,720 t/y lithium hydroxide Chemical Plant supported by a Mine/Concentrator producing 160,000 t/y of 6% Li2O spodumene concentrate. By-products quartz, feldspar, and mica will provide credits to the cost of lithium production. The integrated Scoping Study update features:25-year project life with Mine/Concentrator and Chemical Plant constructed in a single phase1st quartile operating costsLithium hydroxide cash costs of US$3,712/t (AISC of US$4,209/t)Spodumene concentrate cash costs of US$201/t (AISC of US$240/t)Exceptional project economicsNPV8 of US$1.1BAfter-tax IRR of 26%Steady-state annual average EBITDA of US$218MMine/Concentrator and Chemical Plant engineering completed to PFS-levelPiedmont’s integrated business model is projected to have cash operating costs of $3,712/t LiOH and an average life of project all-in sustaining cost (“AISC”) of approximately $4,209/t, including royalties and net of by-product credits.  4  Figure 3: Lithium Hydroxide 2028 AISC Cost Curve (Real Basis) (Roskill)AISC includes all direct and indirect operating costs including feedstock costs (internal AISC or external supply), refining, on-site G&A costs and selling expenses. It does not include costs associated with corporate-level G&A.

 Piedmont Lithium Limited ANNUAL REPORT 2020  5    Lithium Hydroxide TestworkThe Company recently announced the results of a successful bench scale lithium hydroxide conversion testwork program. Sample quality compares favorably with current market specifications for battery quality lithium hydroxide.  Table 2 – Results of Piedmont Lithium Hydroxide Testwork Compared with Industry Specifications            Product  Unit  PLL Results  China Spec  Livent Spec  Ganfeng Spec  LiOH  (%)  >56.5  ≥56.5  56.5  56.5  Na  ppm  <20  ≤80  20  20  K  ppm  <10  ≤20  10  10  Fe  ppm  <2  ≤8  5  5  Ca  ppm  <9  ≤200  15  15  Cu  ppm  <1  -  5  5  Mg  ppm  <0.7  -  -  10  Si  ppm  8  -  30  30  Cl  ppm  <10  ≤50  20  20  SO4  ppm  <100  ≤150  100  100  CO2%  0.48  0.40  0.35  0.50  Concentrate and By-product TestworkDuring the year, the Company announced the production of 120 kg of spodumene concentrate for use in the now completed lithium hydroxide testwork program. Testwork was undertaken at SGS Canada, Inc. in Lakefield, Ontario. Concentrate qualities and recoveries were consistent with earlier testwork programs.  Table 3 – Results of Combined DMS + Locked Cycle Flotation Testwork Results        Product  Li2O (%)  Fe2O3 (%)  Recovery (%)  Spodumene Concentrate  6.21  0.87  82.4  Additional quartz and feldspar concentrates were also produced with samples shipped to potential customers during the year.  Table 4 – Average of Results of Six Locked Cycle Byproduct Tests                      Product  Li2O  SiO2  Al2O3  K2O  Na2O  CaO  MgO  MnO  P2O5  Fe2O3  Quartz Concentrate  0.02  99.0  0.32  0.04  0.11  0.01  0.01  0.01  0.01  0.01  Feldspar Concentrate  0.12  68.0  19.35  2.45  9.30  0.17  0.04  0.01  0.15  0.05  Mineral ResourcesIn June 2019 the Company announced an updated Mineral Resource Estimate prepared by independent consultants CSA Global Pty Ltd (“CSA Global”) in accordance with JORC Code (2012 Edition). The total Mineral Resources for the Project are 27.9Mt grading at 1.11% Li2O.  Table 5: Project Wide Mineral Resource Estimate for the Piedmont Lithium Project (0.4% cut-off)                  Resource Category  Core property    Central property    Total          Tonnes (Mt)  Grade (Li2O%)  Tonnes (Mt)  Grade (Li2O%)  Tonnes (Mt)  Grade (Li2O%)  Li2O(t)  LCE(t)  Indicated  12.5  1.13  1.41  1.38  13.9  1.16  161,000  398,000  Inferred  12.6  1.04  1.39  1.29  14.0  1.06  148,000  366,000  Total  25.1  1.09  2.80  1.34  27.9  1.11  309,000  764,000

 DIRECTORS' REPORT(Continued)OPERATING AND FINANCIAL REVIEW (continued)OfftakeSubsequent to the end of fiscal 2020, Piedmont entered into a binding agreement with Tesla for the supply of spodumene concentrate from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed- price binding purchase commitment from the delivery of first product. The agreement can be extended by mutual agreement for a second five-year term.PermittingDuring the year, Piedmont completed the federal permitting required to develop the proposed Mine/Concentrator at the Project in North Carolina, United States, following receipt of a Clean Water Act (“CWA”) Section 404 Standard Individual Permit from the USACE.The USACE completed an Environmental Assessment (“EA”) of the Project in conjunction with six other state and federal agencies. The EA resulted in a Finding of No Significant Impact for the Project. The Section 404 Permit is the only federal permit required for the proposed mine and concentrator. The Company has also received a CWA Section 401 Individual Water Quality Certification from the North Carolina Division of Water Resources.The Company has now commenced permitting activities for the proposed lithium hydroxide Chemical Plant site located in Kings Mountain, North Carolina. In June 2020, the Company submitted an Air Quality permit application for construction and operations of its proposed Chemical Plant to the North Carolina Department of Environmental Quality’s (“NCDEQ”) Division of Air Quality (“DAQ”). DAQ is the lead agency that will review and approve the Company’s air permit application. The application was submitted following completion of air toxics emissions modelling based on data from the Company’s recently completed Chemical Plant PFS.Mining PropertiesAt June 30, 2020, the Project comprised approximately 2,126 acres of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements, which upon exercise, allows the Group to purchase or, in some cases long-term lease, the surface property and associated mineral rights.We also own a 61-acre property in Kings Mountain, North Carolina, which will be the site of our proposed Chemical Plant. The site is located approximately 20 miles from our proposed Mine/Concentrator in Gaston County, North Carolina.COVID-19During the year, the outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. To ensure the health and wellbeing of the Group’s people and contractors, the Group implemented a range of measures to minimise the risk of infection and rate of transmission of COVID-19. These measures include: (i) non-essential travel has been restricted; (ii) in-person meetings have been restricted; (iii) remote working arrangements have been encouraged and facilitated where practicable; and (iv)increased hygiene practices.From a business perspective, the outbreak of COVID-19 has had a major impact across all market segments, with global macroeconomic pressures expected to hinder growth levels into 2021. Benchmark Mineral Intelligence (“Benchmark”) provided a revised Q1 2020 lithium forecast, in which they have revised their forecast global electric vehicle (“EV”) penetration rate for 2020 down from 3.2% to 2.7%. However, Benchmark’s base case forecasts growth in lithium demand at a 20% compound annual growth rate (“CAGR”) over the next 10 years. Benchmark additionally forecasts the base case for EV demand growth at a CAGR of 28.9% over the coming 10 years, accounting for COVID-19 impacts.Our Chemical Plant PFS and Integrated Scoping Study reported in May 2020 incorporated Benchmark’s revised Q1 2020 lithium pricing forecast with long-term pricing forecasts approximately US$4,000/t lower than were used in our prior scoping study reported in August 2019. Notwithstanding the lower pricing forecasts, our Chemical Plant PFS and Integrated Scoping Study delivered excellent economics and robust internal rates of return over a 25-year project life.  6

 Piedmont Lithium Limited ANNUAL REPORT 2020  7    CorporateDuring the year, Mr. Austin Devaney was appointed as Vice President – Sales & Marketing of Piedmont. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence.During the year, Piedmont completed a U.S. public offering of 2,065,000 of its ADSs, each representing 100 of its ordinary shares, including the exercise of the underwriters’ over-allotment option, at an issue price of US$6.30 per ADS, to raise gross proceeds of US$12.9 million (~A$18.6 million).Subsequent to the end of the year, Piedmont completed a private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million).During the year, Piedmont continued preliminary offtake, financing, and strategic conversations with numerous parties from the lithium, mining, chemicals, battery, automotive and private equity sectors.Results of OperationsThe Group’s net loss after tax for the year ended June 30, 2020 was US$5.7 million (2019: US$9.8 million). This loss is partly attributable to:exploration and evaluation expense of US$3.6 million (2019: US$7.1 million) which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest;net foreign exchange gain of US$0.6 million (2019: US$0.2 million) which is attributable to exchange differences arising on the translation of cash and cash equivalents denominated in US$ held by the parent entity, whose functional currency up to June 30, 2020 was A$; andshare-based payment expense of US$0.5 million (2019: US$0.4 million) which is attributable to expensing the value (estimated using an option pricing model) of incentive options granted to key employees, consultants and advisors, as required under AASB 2. The value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.Loss Per ShareThe basic and diluted loss per share for year ended June 30, 2020 was US$0.01 per share (2019: US$0.02).DividendsNo dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.Financial PositionAt June 30, 2020, the Group had cash reserves of US$18.9 million (2019: US$4.4 million), placing the Company in a strong position to conduct its current exploration and development activities.In addition, subsequent to the end of the year, the Company completed a private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million) (“Private Placement”).At June 30, 2020, the Group had net assets of US$24.0 million (2019: US$4.6 million), an increase of 524% compared with the previous year. This increase is largely attributable to the Company’s, capital raisings during the year which raised net proceeds of US$25.1 million offset by the Group’s net loss after tax of US$5.7 million.

 DIRECTORS' REPORT(Continued)OPERATING AND FINANCIAL REVIEW (continued)Business Strategies and Prospects for Future Financial YearsThe objective of the Group is to create long-term shareholder value through the discovery, development and acquisition of technically and economically viable mineral deposits.To date, the Group has not commenced production of any minerals, nor has it identified any Ore Reserves in accordance with the JORC Code. To achieve its objective, the Group currently has the following business strategies and prospects over the medium to long term:Continue to expand the Company’s land position in the TSB and continue to explore the Project’s properties to expand the Group’s Mineral Resources;Complete further technical studies on the Project’s Mine/Concentrator and the Company’s proposed Chemical Plant in Kings Mountain, North Carolina;Complete the required permitting applications for construction and operations of the Company’s proposed Chemical Plant in Kings Mountain, North Carolina;Enter into offtake agreements for the Company’s proposed lithium and by-products to underpin the construction of the Project’s Mine/Concentrator and/or the proposed Chemical Plant in Kings Mountain, North Carolina; andContinue to evaluate strategic partnering options.All of these activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:The Group’s operations may be further disrupted, and the Group’s financial results may be adversely affected by the novel coronavirus pandemic – The outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. As at June 30, 2020 these impacts have not had a significant effect on the Group’s financial results or operations. However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto, if our staff are unable to work or travel due to illness or government restrictions, we may be forced to reduce or suspend our exploration and development activities. In addition, as the COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, this, in turn, could adversely affect our business in the future. Due to the continually evolving nature of COVID-19 the Directors cannot reasonably estimate the effects that the COVID-19 pandemic could have on the Group in future periods, and believe that any disturbance may be temporary. However, there is uncertainty about the length and potential impact of any resultant disturbance. Because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on our business. However, these effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely;The Group’s exploration properties may never be brought into production – The exploration for, and development of, mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. To mitigate this risk, the Company will undertake systematic and staged exploration and testing programs on its mineral properties and, subject to the results of these exploration programs, the Company will then progressively undertake a number of technical and economic studies with respect to its projects prior to making a decision to mine. However there can be no guarantee that the studies will confirm the technical and economic viability of the Company’s mineral properties or that the properties will be successfully brought into production;The Group’s activities will require further capital – The exploration and any development of the Company’s exploration properties will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and any development of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;The Group may be adversely affected by fluctuations in lithium prices – The price of lithium fluctuates widely and is affected by numerous factors beyond the control of the Group. Future production, if any, from the Group’s mineral properties will be dependent upon the price of lithium being adequate to make these properties economic. The Group currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Group’s operations change, this policy will be reviewed periodically going forward; and  8

 Piedmont Lithium Limited ANNUAL REPORT 2020  9    The Group may be adversely affected by competition within the lithium industry – The Group competes with other domestic and international lithium companies, some of whom have larger financial and operating resources. Competition may also arise from alternative materials and the development of new products. Increased competition could lead to higher supply or lower overall pricing. There can be no assurance that the Company will not be materially impacted by increased competition. In addition, the Group is continuing to secure additional surface and mineral rights, however there can be no guarantee that the Group will secure additional surface and mineral rights, which could impact on the results of the Group’s operations.DIRECTORSThe names and details of the Company's directors in office at any time during the financial year or since the end of the financial year are:  Mr Ian Middlemas Mr Keith PhillipsMr Anastasios Arima Mr Jeffrey Armstrong Mr Jorge Beristain Mr Levi Mochkin  ChairmanManaging Director, President & Chief Executive OfficerNon-Executive Director (resigned as Executive Director effective January 31, 2020) Non-Executive DirectorNon-Executive Director Non-Executive Director  Unless otherwise stated, Directors held their office from July 1, 2019 until the date of this report.CURRENT DIRECTORS AND SECRETARYMr Ian Middlemas B.Com, CAChairmanMr Middlemas is a Chartered Accountant and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector.Mr Middlemas was appointed a Director of the Company on September 14, 2009. During the three year period to the end of the financial year, Mr Middlemas has held directorships in Constellation Resources Limited (November 2017 – present), Apollo Minerals Limited (July 2016 – present), Paringa Resources Limited (October 2013 – present), Berkeley Energia Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Salt Lake Potash Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present) and Cradle Resources Limited (May 2016 – July 2019).Mr Keith Phillips H.B.Com, MBAManaging Director, President & Chief Executive OfficerMr Phillips joined Piedmont on July 10, 2017 after a 30-year career on Wall Street during which he has worked on strategic and financing transactions representing over US$100 billion in aggregate value. Mr Phillips was most recently a Senior Advisor with merchant banker Maxit Capital, after leading the mining investment banking teams for Merrill Lynch, Bear Stearns, JPMorgan and Dahlman Rose.Mr Phillips has worked with numerous mining companies, including many established global leaders, and has dedicated most of the past decade to advising exploration and development-stage companies in achieving their strategic objectives, with a particular focus on obtaining relevance in the United States capital markets. Mr Phillips received his Master of Business Administration from The University of Chicago and a Bachelor of Commerce from Laurentian University in Canada.Mr Phillips was appointed a Director of the Company on July 10, 2017. During the three-year period to the end of the financial year, Mr Phillips has not held any other directorships in listed companies.

 DIRECTORS' REPORT(Continued)CURRENT DIRECTORS AND SECRETARY (Continued)Mr Anastasios (Taso) ArimaNon-Executive DirectorMr Arima is a resource company executive with a strong history of identifying company-making resource projects. He has extensive experience in the formation and development of resource projects in North America. Mr Arima was formerly Executive Director of Paringa Resources Ltd, Coalspur Mines Ltd, and Prairie Mining Ltd. Mr Arima was instrumental in the identification and acquisition of the projects for Piedmont, Paringa and Coalspur, as well as the corporate strategy and marketing of the companies. Mr Arima began his career as a resources analyst for a Perth based boutique investment banking firm where he specialised in assessing the technical and financial aspects of resource companies and their projects. He has previously worked in the hydrocarbon division at Worley Parsons Limited. He attended the University of Western Australia where he studied a Bachelor of Commerce and a Bachelor of Engineering.Mr Arima was appointed a Director of the Company on October 1, 2016. Mr Arima served as an Executive Director from October 1, 2016 to January 31, 2020. During the three-year period to the end of the financial year, Mr Arima has not held any other directorships in listed companies.Mr Jeffrey Armstrong B.S., MBANon-Executive DirectorMr Armstrong resides in Charlotte, North Carolina where he is actively engaged in the community and has extensive relationships with major corporations and entrepreneurs alike. He serves as CEO and Managing Partner of North Inlet Advisors, LLC, a firm providing strategic and financial advice to companies on capital formation, mergers, acquisitions, divestitures, restructurings, and other corporate transactions. Mr Armstrong was previously a senior leader in what is now Wells Fargo’s Investment Bank for nearly a decade, where his leadership roles included the Head of Corporate Finance, Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital groups. Mr Armstrong also worked as an investment banker for Citigroup from 1994 to 1999, and for Morgan Stanley from 1987 to 1994. Mr Armstrong graduated from the University of Virginia with a B.S. in finance and marketing from the McIntire School of Commerce and an MBA from the Darden School of Business.Mr Armstrong was appointed a Director of the Company on August 1, 2018. During the three-year period to the end of the financial year, Mr Armstrong has not held any other directorships in listed companies.Mr Jorge Beristain B.Com, CFANon-Executive DirectorMr. Beristain is CFO of Central Steel & Wire Co, a wholly-owned subsidiary of Ryerson Corp (RYI.N). RYI is North America’s 2nd largest Service Center with over 100 locations in the US, Canada and Mexico supplying carbon & stainless steel, aluminum, red metals and semi-fabricated products to the machinery, transport, consumer durables, food processing, construction and energy sectors. Previously Mr. Beristain was Managing Director and Head of Deutsche Bank's Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the United States. During his over 20-year career on Wall Street, Mr. Beristain has lived and worked in the United States, Latin America and Canada and has visited hundreds of industrial companies worldwide. He is a proven strategic thinker with extensive international experience in the valuation of mining projects and metals operations and downstream metal uses. Mr. Beristain holds a Bachelor of Commerce degree from the University of Alberta and is a Chartered Financial Analyst.Mr Beristain was appointed a Director of the Company on May 7, 2018. During the three-year period to the end of the financial year, Mr Beristain has not held any other directorships in listed companies.Mr Levi MochkinNon-Executive DirectorMr Mochkin is a key member of the Ledger Holdings Pty Ltd Group (the Ledger Group), located in Melbourne, Australia and has been in the resources sector for over 28 years advising companies, identifying projects and raising capital of over A$800 million for mining projects.Mr Mochkin was appointed a Director on April 3, 2006. During the three-year period to the end of the financial year, Mr Mochkin has not held any other directorships in listed companies.  10

 Piedmont Lithium Limited ANNUAL REPORT 2020  11    Mr Gregory Swan BCom, CA, FCIS, FFinCompany SecretaryMr Swan is a Chartered Accountant and Chartered Secretary and is currently Company Secretary and Chief Financial Officer for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited and Papillon Resources Limited.Mr Swan was appointed Company Secretary of the Company on October 31, 2012.PRINCIPAL ACTIVITIESThe principal activities of the Group during the year consisted of the exploration and development of resource projects.ENVIRONMENTAL REGULATION AND PERFORMANCEThe Consolidated Entity's operations are subject to various environmental laws and regulations under the relevant government's legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by the Consolidated Entity during the financial year.SIGNIFICANT CHANGES IN THE STATE OF AFFAIRSSignificant changes in the state of affairs of the Consolidated Entity during the financial year were as follows:On July 10, 2019, the Company announced that it had completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million (US$14.6 million);On July 17, 2019, the Company announced the results from PFS-level metallurgical test work which demonstrated high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from composite samples using a combination of DMS and flotation technology;On August 7, 2019, the Company announced the results of an enhanced Scoping Study for the Project to incorporate the expanded Mineral Resource update published in June 2019 which extended the Project’s mine life to 25 years;On October 24, 2019, the Company announced that it had entered a definitive and exclusive marketing agreement for by-product quartz, feldspar, and mica with Ion Carbon, a division of AMCI. The Company continues to advance offtake discussions for by-products with quartz offtake discussions the most advanced;On May 13, 2020, the Company announced the results of additional metallurgical testwork that produced 120 kilograms of spodumene concentrate from core samples collected from the Piedmont Lithium Project. Concentrate qualities and recoveries were consistent with earlier testwork programs;  (f)  On May 26, 2020, the Company announced the results of a PFS for Piedmont’s proposed lithium hydroxide Chemical Plant in Kings Mountain, North Carolina, USA. The PFS highlighted a business model where a Piedmont built and owned Chemical Plant would convert spodumene concentrate purchased on the global market to battery-grade lithium hydroxide;  On May 26, 2020, the Company announced the results of an updated Scoping Study for Piedmont’s integrated mine-to-hydroxide project. The mine-to-hydroxide project comprises a mine and concentrator producing spodumene concentrate which will be transported to Piedmont’s Chemical Plant and converted into battery-grade lithium hydroxide. The updated Scoping Study includes the results of the new Chemical Plant PFS;On June 2, 2020, the Company announced that it had appointed Mr. Austin Devaney as Vice President – Sales & Marketing, effective from July 1, 2020. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence;

 DIRECTORS' REPORT(Continued)SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS (Continued)  12  (i)  On June 12, 2020, the Company announced that it had completed a U.S. public offering of 2,065,000 of its American Depositary Shares (“ADSs”), each representing 100 of its ordinary shares, including the exercise of the underwriters’ over-allotment option, at an issue price of US$6.30 per ADS, to raise gross proceeds of US$12.9 million (~A$18.6 million); and  (j)  On June 23, 2020, the Company announced that it had entered into a MOU with Primero for the delivery of Piedmont’s planned spodumene concentrator on an EPC basis, with Primero to contract operate the spodumene concentrator for a period of up to six years following construction.  SIGNIFICANT EVENTS AFTER THE BALANCE DATEOn September 28, 2020, the Company announced that it has entered into a binding agreement with Tesla, Inc. for the supply of spodumene concentrate from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product, and may be extended by mutual agreement for a second five-year term;On August 10, 2020, the Company announced that it had completed its previously announced private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million) (“Private Placement”);On July 23, 2020 the Company announced the results of a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide; andThe outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. As at June 30, 2020 these impacts have not had a significant effect on the Group’s financial results or operations. However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto, if our staff are unable to work or travel due to illness or government restrictions, we may be forced to reduce or suspend our exploration and development activities. In addition, as the COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, this, in turn, could adversely affect our business in the future. Due to the continually evolving nature of COVID-19 the Directors cannot reasonably estimate the effects that the COVID-19 pandemic could have on the Group in future periods, and believe that any disturbance may be temporary. However, there is uncertainty about the length and potential impact of any resultant disturbance. As a result, we are unable to estimate the potential impact on the company’s future operations as at the date of these financial statements.Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2020 that have significantly affected or may significantly affect:    the operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity;the results of those operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity; orthe state of affairs, in financial years subsequent to June 30, 2020, of the Consolidated Entity.

 Piedmont Lithium Limited ANNUAL REPORT 2020  13    DIRECTORS' INTERESTSAs at the date of this report, the Directors' interests in the securities of the Company are as follows:    Shares1  Options2  Rights3  Ian Middlemas  24,000,000  -  -  Keith Phillips  3,410,0004  24,000,000  1,500,000  Anastasios Arima  3,406,494  -  -  Jeff Armstrong  1,250,000  500,000  -  Jorge Beristain  3,000,0005  500,000  -  Levi Mochkin  53,000,000  -  -  Notes:  12345  ‘Shares’ means fully paid ordinary shares in the capital of the Company.‘Options’ means an unlisted option to subscribe for one Share in the capital of the Company.‘Rights’ means an unlisted performance right that converts to one Share in the capital of the Company. Mr Phillips holds 810,000 Shares in the form of American Depositary Shares.Mr Beristain holds 2,500,000 Shares in the form of American Depositary Shares.  SHARE OPTIONS AND PERFORMANCE RIGHTSAt the date of this report the following Incentive Options and Performance Rights have been issued over unissued Ordinary Shares of the Company:6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022;2,875,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2020;1,500,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2021;1,500,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2022;23,750,000 Incentive Options exercisable at A$0.16 each expiring on December 31, 2022;2,500,000 Performance Rights subject to various performance conditions to be satisfied prior to December 31, 2021; and2,500,000 Performance Rights subject to various performance conditions to be satisfied prior to December31, 2022.During the year ended June 30, 2020 and up to the date of this report, 11,439,854 ordinary shares have been issued as a result of the conversion of performance rights and exercise of incentive options.INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORSThe Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company or Group for any liability caused as such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused as such a director or officer.During or since the end of the financial year, no amounts have been paid by the Company or Group in relation to the above indemnities. During the financial year, an insurance premium of US$36,811 (2019: US$24,044) was paid by the Group to insure against a liability incurred by a person who is or has been a director or officer of the Company or Group.

 DIRECTORS' REPORT(Continued)REMUNERATION REPORT (AUDITED)This Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of Key Management Personnel (“KMP”) of the Group.Details of Key Management PersonnelThe KMP of the Group during or since the end of the financial year were as follows:  14  DirectorsMr Ian Middlemas Mr Keith PhillipsMr Anastasios Arima Mr Jeffrey ArmstrongMr Jorge BeristainMr Levi Mochkin  ChairmanManaging Director, President & Chief Executive OfficerNon-Executive Director (resigned as Executive Director effective January 31, 2020)Non-Executive Director Non-Executive Director Non-Executive Director  Other KMPMr Patrick BrindleMr Lamont Leatherman Mr Austin DevaneyMr Gregory Swan Mr David BuckleyMr Bruce Czachor  Vice President and Project Manager Vice President and Chief GeologistVice President, Sales & Marketing (appointed effective July 1, 2020)Company SecretaryVice President and Chief Process Engineer (ceased to be KMP effective December 31, 2019)Vice President and General Counsel (ceased to be KMP effective December 31, 2019)  Unless otherwise disclosed, the KMP held their position from July 1, 2019 until the date of this report.Remuneration PolicyThe Group’s remuneration policy for its KMP has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:    the Group is currently focused on identifying and acquiring suitable resource projects and undertaking exploration, appraisal and development activities;risks associated with small cap resource companies whilst exploring and developing projects; andother than profit which may be generated from asset sales, the Company does not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of its projects.  Executive RemunerationThe Group’s remuneration policy is to provide a fixed remuneration component and a performance-based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.Fixed RemunerationFixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles, rental allowance, health care benefits, health insurance, and life insurance.Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

 Piedmont Lithium Limited ANNUAL REPORT 2020  15    Performance Based Remuneration – Short Term IncentiveSome executives are entitled to an annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful completion of the acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). Prior to the end of each financial year, the Board assesses performance against these criteria.During the 2020 financial year, a total discretionary bonus sum of US$179,167 (2019: US$275,000) was paid to executives after achievement of KPIs set by the Board. For the 2020 year, the KPI areas of focus included: (a) completion of successful exploration activities; (b) completion of successful development activities; and (c) completion of successful corporate activities. Specific KPIs are set and weighted individually for each KMP and are designed to drive successful business outcomes. For the 2020 year, the CEO’s KPI areas of focus were weighted as follows: (a) 30% weighted to completion of successful exploration activities; (b) 30% weighted to completion of successful development activities; and (c) 40% weighted to completion of successful corporate activities.Performance Based Remuneration – Long Term IncentiveThe Group has a long-term incentive plan (“LTIP”) comprising the grant of Performance Rights and/or Incentive Options to reward KMP and key employees and contractors for long-term performance.To achieve its corporate objectives, the Group needs to attract, incentivise, and retain its key employees and contractors. The Board believes that grants of Performance Rights and/or Incentive Options to KMP will provide a useful tool to underpin the Group's employment and engagement strategy.Performance RightsThe Group has a Performance Rights Plan (“Plan”) that provides for the issuance of unlisted performance share rights (“Performance Rights”) which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.The Plan enables the Group to: (a) recruit, incentivise and retain KMP and other key employees and contractors needed to achieve the Group's business objectives; (b) link the reward of key staff with the achievement of strategic goals and the long-term performance of the Group; (c) align the financial interest of participants of the Plan with those of Shareholders; and (d) provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Group of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.During the financial year, 7,500,000 Performance Rights were granted to executives. 2,500,000 Performance Rights held by executives converted into ordinary shares during the financial year. No Performance Rights held by executives lapsed during the financial year.Incentive OptionsThe Group has also chosen to grant unlisted incentive options (“Incentive Options”) to some KMP and key employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group.The Board’s policy is to grant Incentive Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Incentive Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Group increases sufficiently to warrant exercising the Incentive Options granted.Other than service-based vesting conditions (if any) and the exercise price required to exercise the Incentive Options, there are no additional performance criteria on the Incentive Options granted to KMP, as given the speculative nature of the Group’s activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Group are closely related.The Group prohibits executives from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.During the financial year, 20,000,000 Incentive Options were granted to executives. 20,500,000 Incentive Options were exercised by executives during the financial year. 10,425,000 Incentive Options held by executives lapsed during the financial year.

 DIRECTORS' REPORT(Continued)REMUNERATION REPORT (AUDITED) (Continued)Non-Executive Director RemunerationThe Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, Incentive Options have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and Non- Executive Directors may in limited circumstances receive share grants of option grants in order to secure their services. The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to options granted as part of their remuneration package.Fees for the Chairman are presently A$36,000 (approximately US$24,707) per annum. Fees for other Non- Executive Directors are presently set at US$30,000 per annum. These fees cover main board activities only. Non- Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.Relationship between Remuneration of KMP and Shareholder WealthDuring the Company’s exploration and development phases of its business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly, the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous four financial years.The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous four financial years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). However, as noted above, certain KMP are granted Performance Rights and/or Incentive Options which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).Relationship between Remuneration of KMP and EarningsAs discussed above, the Company is currently undertaking exploration and development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialisation, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.Loans with Key Management PersonnelNo loans were provided to or received from KMP during the year ended June 30, 2020 (2019: Nil).  16

 Piedmont Lithium Limited ANNUAL REPORT 2020  17    Emoluments of KMPDetails of the nature and amount of each element of the emoluments of each KMP of the Group are as follows:  2020  Short-term benefits                  Salary &fees US$  Cash bonus US$  Other US$  Post- employ-mentbenefitsUS$  Terminat-ion benefitsUS$  Share- based paymentsUS$  Total US$  Perform-ance related%  Directors                  Ian Middlemas  24,169  -  -  2,296  -  -  26,465  -  Keith Phillips  250,000  100,000  33,137  8,817  -  132,274  524,228  44%  Anastasios Arima1  146,667  29,167  10,294  -  -  23,497  209,625  25%  Jeffrey Armstrong  30,000  -  -  -  -  23,497  53,497  44%  Jorge Beristain  40,000  -  -  -  -  23,497  63,497  37%  Levi Mochkin2  123,067  -  -  3,072  -  23,497  149,636  16%  Other KMP                  Patrick Brindle  210,000  50,000  29,409  8,400  -  146,295  444,104  44%  Lamont Leatherman  210,000  -  -  -  -  61,429  271,429  23%  Austin Devaney3  -  -  -  -  -  -  -  -  Gregory Swan4  -  -  -  -  -  17,878  17,878  100%  David Buckley5  50,000  -  13,472  2,600  15,000  -  81,072  -  Bruce Czachor5  50,000  -  14,782  2,600  15,000  -  82,382  -    1,133,903  179,167  101,094  27,785  30,000  451,864  1,923,813    Notes:1 Effective from February 1, 2020, Mr. Arima receives director fees of US$30,000 per annum and consulting fees of US$70,000 per annum for additional services provided in respect of business development activities (such fees have been included in Mr. Arima’s remuneration above).2 Effective from February 1, 2020, Mr. Mochkin receives director fees of US$30,000 per annum and Ledger Holdings Pty Ltd, a company associated with Mr. Levi Mochkin, receives consulting fees of US$70,000 per annum for additional services provided in respect of business development activities (such fees have been included in Mr. Mochkin’s remuneration above).3 Mr Devaney was appointed after year end, effective from July 1, 2020.4 Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.5 Mr Buckley and Mr Czachor ceased to be KMP effective December 31, 2019.  Short-term benefits        Post- employ-ment benefitsUS$        2019  Salary &fees US$  Cash bonus US$  Other US$    Share- based paymentsUS$  Total US$  Perform-ance related%  Directors                Ian Middlemas  25,760  -  -  -  -  25,760  -  Keith Phillips  250,000  100,000  28,675  9,583  240,039  628,297  54%  Anastasios Arima  180,000  50,000  7,117  -  13,202  250,319  25%  Jeffrey Armstrong1  27,500  -  -  -  43,649  71,149  61%  Jorge Beristain  40,000  -  -  -  14,107  54,107  26%  Levi Mochkin2  121,641  -  -  3,399  -  125,040  -  Mark Pearce3  1,193  -  -  113  -  1,306  -  Other KMP                Patrick Brindle  192,500  50,000  35,825  7,408  71,956  357,689  34%  David Buckley  150,000  50,000  27,418  6,208  1,947  235,573  22%  Lamont Leatherman  187,500  -  -  -  22,004  209,504  11%  Bruce Czachor  100,000  25,000  23,116  3,833  9,224  161,173  21%  Gregory Swan4  -  -  -  -  4,401  4,401  100%    1,276,094  275,000  122,151  30,544  420,529  2,124,318    Notes:1 Mr Armstrong was appointed effective August 1, 2018.2 During the year ended June 30, 2019, Mr Mochkin was paid, or is payable, A$50,000 for directors’ fees and Ledger Holdings Pty Ltd (an entity associated with Mr Mochkin) was paid, or is payable, A$70,000 for additional services provided in respect of business development activities.3 Mr Pearce resigned effective August 1, 2018.4 Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year ended June 30, 2019, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

 DIRECTORS' REPORT(Continued)  18  REMUNERATION REPORT (AUDITED) (Continued)Other Transactions with Key Management PersonnelLedger Holdings Pty Ltd (‘Ledger’), a company associated with Mr Levi Mochkin, was paid or is payable US$135,151 during the 2020 year for the provision of services in relation to business development activities (2019: A$120,000) (such fees have been included in Mr Mochkin’s remuneration as disclosed above). Effective from February 1, 2020, Ledger receives a monthly retainer of US$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.Options and Performance Rights Granted to Key Management PersonnelDetails of Incentive Options and Performance Rights granted, exercised or lapsed for each KMP of the Group during the 2020 financial year are as follows:  2020  No. of options & rightsgrantedduring year  No. of options & rightsvestedduring year  No. of options & rightslapsedduring year  Value of options & rightsgranted during year1US$  Value of options & rightsexercised during year2US$  Value of options & rights included in remunerationfor yearUS$  Directors              Keith Phillips  8,250,000  750,000  -  170,188  44,813  132,274  Anastasios Arima  -  -  3,000,000  -  210,701  -  Other KMP              Patrick Brindle  8,250,000  2,250,000  1,125,000  147,530  44,813  146,295  Lamont Leatherman  8,250,000  750,000  5,000,000  170,188  268,364  61,429  Gregory Swan  2,750,000  250,000  1,000,000  49,177  78,684  17,878  Total  27,500,000  4,000,000  10,125,000  537,083  647,375  357,876  Notes:1 Determined at the time of grant per AASB 2, using an exchange rate of US$0.6714=A$1, being the average exchange rate for 2020. For details on the valuation of options and rights, including models and assumptions used, please refer to Note 18 of the financial statements.2 Determined at the time of exercise or conversion at the intrinsic value, using an exchange rate of US$0.6714=A$1, being the average exchangerate for 2020.Details of Incentive Options and Performance Rights granted by the Company to each KMP of the Group during the financial year are as follows:  2020  Options orrights  Grant date  Expiry date  Vestingdate  Exerciseprice A$  Grant date fair value1A$  Number granted  Directors                Mr Keith Phillips  Options  18-Mar-20  31-Dec-22  17-Apr-21  $0.16  $0.016  6,000,000    Rights  18-Mar-20  31-Dec-20  N/A  -  $0.070  750,000    Rights  18-Mar-20  31-Dec-21  N/A  -  $0.070  750,000    Rights  18-Mar-20  31-Dec-22  N/A  -  $0.070  750,000  Other KMP                Patrick Brindle  Options  19-Mar-20  31-Dec-22  17-Apr-21  $0.16  $0.013  6,000,000    Rights  19-Mar-20  31-Dec-20  N/A  -  $0.063  750,000    Rights  19-Mar-20  31-Dec-21  N/A  -  $0.063  750,000    Rights  19-Mar-20  31-Dec-22  N/A  -  $0.063  750,000  Lamont Leatherman  Options  18-Mar-20  31-Dec-22  17-Apr-21  $0.16  $0.016  6,000,000    Rights  18-Mar-20  31-Dec-20  N/A  -  $0.070  750,000    Rights  18-Mar-20  31-Dec-21  N/A  -  $0.070  750,000    Rights  18-Mar-20  31-Dec-22  N/A  -  $0.070  750,000  Gregory Swan  Options  19-Mar-20  31-Dec-22  17-Apr-21  $0.16  $0.013  2,000,000    Rights  19-Mar-20  31-Dec-20  N/A  -  $0.063  250,000    Rights  19-Mar-20  31-Dec-21  N/A  -  $0.063  250,000    Rights  19-Mar-20  31-Dec-22  N/A  -  $0.063  250,000  Notes:1 For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, please refer to Note 18 of the financial statements.

 Piedmont Lithium Limited ANNUAL REPORT 2020  19    Option and Performance Right holdings of Key Management Personnel  2020  Held at July 1, 2019  Granted as remuneration  Options &rights exercised  Options &rights lapsed  Held at June 30,2020  Vested and exercisable at June 30,2020  Directors              Ian Middlemas  -  -  -  -  -  -  Keith Phillips  24,000,000  8,250,000  (750,000)  -  31,500,000  18,000,000  Anastasios Arima  11,000,000  -  (8,000,000)  (3,000,000)  -  -  Jeffrey Armstrong  1,000,000  -  -  (500,000)  500,000  500,000  Jorge Beristain  1,000,000  -  -  (500,000)  500,000  500,000  Levi Mochkin  -  -  -  -  -  -  Other KMP              Patrick Brindle  5,250,000  8,250,000  (750,000)  (1,125,000)  11,625,000  2,625,000  Lamont Leatherman  15,000,000  8,250,000  (10,750,000)  (5,000,000)  7,500,000  -  Austin Devaney1  -  -  -  -  -  -  David Buckley  -  -  -  -  -2  -2  Bruce Czachor  600,000  -  -  (300,000)  300,0002  300,0002  Gregory Swan  3,500,000  2,750,000  (2,750,000)  (1,000,000)  2,500,000  -    61,350,000  27,500,000  (23,000,000)  (11,425,000)  54,425,000  21,925,000  Notes:1 Mr Devaney was appointed after year end, effective from July 1, 2020.2 At date of ceasing to be a KMP.Shareholdings of Key Management Personnel  2020  Held at July 1, 2019  Granted as remuneration  Options exercised &rightsconverted  Purchases  Net ChangeOther  Held at June 30,2020  Directors              Ian Middlemas  21,909,091  -  -  -  -  21,909,091  Keith Phillips  2,160,000  -  750,000  -  -  2,910,0001  Anastasios Arima  -  500,000  2,906,494  -  -  3,406,494  Jeffrey Armstrong  750,000  500,000  -  -    1,250,000  Jorge Beristain  1,649,000  500,000  -  851,000  -  3,000,0002  Levi Mochkin  52,500,000  500,000  -  -  -  53,000,000  Other KMP              Patrick Brindle  -  -  750,000  -  -  750,000  Lamont Leatherman  -  -  3,817,864  -  (259,696)  3,558,168  Austin Devaney3  -  -  -  -  -  -  David Buckley  300,000  -  -  -  -  300,0004  Bruce Czachor  -  -  -  -  -  -4  Gregory Swan  612,519  -  1,129,339  -  (779,339)  962,519    79,880,610  2,000,000  9,353,697  851,000  (1,039,035)  91,046,272  Notes:1 Mr Phillips holds 810,000 ordinary shares in the form of American Depositary Shares.2 Mr Beristain holds 2,500,000 ordinary shares in the form of American Depositary Shares.3 Mr Devaney was appointed after year end, effective from July 1, 2020.4 At date of ceasing to be a KMP.

 DIRECTORS' REPORT(Continued)REMUNERATION REPORT (AUDITED) (Continued)Employment Contracts with KMPMr. Phillips, President & CEO, has an employment agreement with the Group which may be terminated for any reason at any time. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Phillips is entitled to receive a payment equal to 6 months’ salary and continuing benefits for a period of 6 months. Mr. Phillips receives a fixed remuneration component of US$250,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.Mr. Brindle, Vice President and Project Manager, has an employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Brindle is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Effective from January 1, 2019, Mr. Brindle receives a fixed remuneration component of US$210,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.Mr. Leatherman, Vice President and Chief Geologist, has a consulting agreement with the Group which may be terminated by either party at any time for any or no reason upon at least 2 months prior written notice of termination to the other, or payment in lieu thereof. Effective from January 1, 2019, Mr Leatherman receives a fixed remuneration component of US$210,000 per annum.Mr. Devaney, Vice President, Sales & Marketing, has an employment agreement with the Group which may be terminated by either party by giving 60 days’ written notice. No amount is payable in the event of termination by the Group for cause. Effective from July 1, 2020, Mr. Devaney receives a fixed remuneration component of US$200,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.All Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.End of Remuneration Report.DIRECTORS' MEETINGSThe number of meetings of directors held during the year and the number of meetings attended by each director were as follows:  20    Board Meetings    Audit Committee Meetings      Number eligible to attend  Number attended  Number eligible to attend  Number attended  Ian Middlemas  4  4  -  -  Keith Phillips  4  4  -  -  Anastasios Arima  4  4  3  3  Jeffrey Armstrong  4  4  3  3  Jorge Beristain  4  4  3  3  Levi Mochkin  4  4  -  -  NON-AUDIT SERVICESThere were no non-audit services provided by the auditor (or by another person or firm on the auditor's behalf) during the financial year.

 Piedmont Lithium Limited ANNUAL REPORT 2020  21    AUDITOR'S INDEPENDENCE DECLARATIONThe lead auditor's independence declaration for the year ended June 30, 2020 has been received and can be found on page 22 of the Directors' Report.Signed in accordance with a resolution of the directors.  KEITH PHILLIPSPresident & CEOSeptember 30, 2020

 AUDITOR'S INDEPENDENCE DECLARATION  22  Liability limited by a scheme approved under Professional Standards Legislation.Member of Deloitte Asia Pacific Limited and the Deloitte Network.  Deloitte Touche Tohmatsu ABN 74 490 121 060Tower 2, Brookfield Place 123 St Georges Terrace Perth WA 6000GPO Box A46Perth WA 6837 Australia  Tel: +61 8 9365 7000Fax: +61 8 9365 7001www.deloitte.com.au        The Board of Directors Piedmont Lithium Limited Level 9, BGC Centre28 The EsplanadePerth, WA 6000  September 30, 2020  Dear DirectorsAuditor’s Independence Declaration to Piedmont Lithium LimitedIn accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Piedmont Lithium Limited.As lead audit partner for the audit of the financial report of Piedmont Lithium Limited for the year ended June 30, 2020, I declare that to the best of my knowledge and belief, there have been no contraventions of:the auditor independence requirements of the Corporations Act 2001 in relation to the audit; andany applicable code of professional conduct in relation to the audit.  Yours faithfully  DELOITTE TOUCHE TOHMATSU  David NewmanPartnerChartered Accountants

 CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME YEAR ENDED JUNE 30, 2020  Piedmont Lithium Limited ANNUAL REPORT 2020  23      Notes  2020  2019      US$  US$  Continuing operations        Exploration and evaluation expenses    (3,563,437)  (7,107,146)  Corporate and administrative expenses    (1,514,519)  (1,711,475)  Business development expenses    (941,399)  (928,097)  Share based payments  18  (470,939)  (438,375)  Finance income  2  215,549  128,377  Finance costs  2  (157,271)  -  Other income/(expenses)  2  760,917  234,090  Loss before income tax    (5,671,099)  (9,822,626)  Income tax expense  3  -  -  Loss for the year    (5,671,099)  (9,822,626)  Loss attributable to members of Piedmont Lithium Limited    (5,671,099)  (9,822,626)  Other comprehensive incomeItems that may be reclassified subsequently to profit or loss:        Exchange differences arising on translation of foreign operations    (499,399)  (366,083)  Other comprehensive loss for the year, net of tax    (499,399)  (366,083)  Total comprehensive loss for the year    (6,170,498)  (10,188,709)  Total comprehensive loss attributable to members of Piedmont Lithium Limited    (6,170,498)  (10,188,709)  Basic loss per share (US$ per share)  15  (0.01)  (0.02)  Diluted loss per share (US$ per share)  15  (0.01)  (0.02)  The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITIONAT JUNE 30, 2020  24    Notes  2020  2019      US$  US$  ASSETS        Current Assets        Cash and cash equivalents  5  18,857,088  4,432,150  Trade and other receivables    27,412  59,679  Other assets  6  128,271  -  Total Current Assets    19,012,771  4,491,829  Non-Current Assets        Exploration and evaluation assets  7  7,720,957  2,265,121  Property, plant and equipment  8  774,440  26,195  Other assets  6  150,781  -  Total Non-Current Assets    8,646,178  2,291,316  TOTAL ASSETS    27,658,949  6,783,145  LIABILITIES        Current Liabilities        Trade and other payables  9  1,007,507  2,144,071  Other liabilities  10  705,536  -  Total Current Liabilities    1,713,043  2,144,071  Non-Current Liabilities        Other liabilities  10  1,910,413  -  Total Non-Current Liabilities    1,910,413  -  TOTAL LIABILITIES    3,623,456  2,144,071  NET ASSETS    24,035,493  4,639,074  EQUITY        Contributed equity  12  74,877,325  48,853,707  Reserves  13  515,110  1,990,135  Accumulated losses  14  (51,356,942)  (46,204,768)  TOTAL EQUITY    24,035,493  4,639,074  The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITYYEAR ENDED JUNE 30, 2020  Piedmont Lithium Limited ANNUAL REPORT 2020  25      ContributedEquity  Share Based Payments Reserve  Foreign Currency Translation Reserve  AccumulatedLosses  Total Equity    US$  US$  US$  US$  US$  Balance at July 1, 2019  48,853,707  2,287,301  (297,166)  (46,204,768)  4,639,074  Effect of adoption of AASB 16 (Note 1(b))  -  -  -  (13,009)  (13,009)  Balance at July 1, 2019 (restated)  48,853,707  2,287,301  (297,166)  (46,217,777)  4,626,065  Net loss for the year  -  -  -  (5,671,099)  (5,671,099)  Exchange differences arising on translation of foreign operations  -  -  (499,399)  -  (499,399)  Total comprehensive loss for the year  -  -  (499,399)  (5,671,099)  (6,170,498)  Issue of shares  27,435,257  -  -  -  27,435,257  Share issue costs  (2,326,270)  -  -  -  (2,326,270)  Conversion of performance rights  114,072  (114,072)  -  -  -  Exercise of incentive options  706,570  (706,570)  -  -  -  Expiry of incentive options  -  (531,934)  -  531,934  -  Issue of shares to non-executive directors  93,989  (93,989)  -  -  -  Share based payments  -  470,939  -  -  470,939  Balance at June 30, 2020  74,877,325  1,311,675  (796,565)  (51,356,942)  24,035,493  Balance at July 1, 2018  40,483,348  1,897,391  68,917  (36,382,142)  6,067,514  Net loss for the year  -  -  -  (9,822,626)  (9,822,626)  Exchange differences arising on translation of foreign operations  -  -  (366,083)  -  (366,083)  Total comprehensive loss for the year  -  -  (366,083)  (9,822,626)  (10,188,709)  Issue of shares  8,831,759  -  -  -  8,831,759  Conversion of performance rights  48,465  (48,465)  -  -  -  Share issue costs  (509,865)  -  -  -  (509,865)  Share based payments  -  438,375  -  -  438,375  Balance at June 30, 2019  48,853,707  2,287,301  (297,166)  (46,204,768)  4,639,074  The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF CASH FLOWSYEAR ENDED JUNE 30, 2020  26    Notes  2020  2019      US$  US$  Operating activities        Payments to suppliers and employees    (7,177,345)  (9,937,002)  Grant income    138,100  -  Interest paid    (157,271)  -  Interest received    221,088  127,190  Net cash flows used in operating activities  5  (6,975,428)  (9,809,812)  Investing activities        Purchase of exploration and evaluation assets  7  (2,747,784)  (1,523,104)  Purchase of property, plant and equipment  8  (669,471)  (14,407)  Payment of deposits    -  (15,000)  Net cash flows used in investing activities    (3,417,255)  (1,552,511)  Financing activities        Proceeds from issue of shares  12(a)  27,435,257  8,831,759  Share issue costs  12(a)  (2,326,270)  (509,865)  Repayment of borrowings  10(a)  (352,303)  -  Proceeds from principal portion of sub-lease receivables    35,795  -  Costs of entering sub-lease    (25,060)  -  Payment of principal portion of lease liabilities    (83,232)  -  Net cash flows from financing activities    24,684,187  8,321,894  Net increase/(decrease) in cash and cash equivalents    14,291,504  (3,040,429)  Net foreign exchange differences    133,434  234,090  Cash and cash equivalents at beginning of year    4,432,150  7,238,489  Cash and cash equivalents at the end of the year  5  18,857,088  4,432,150  The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

 Piedmont Lithium Limited ANNUAL REPORT 2020  27    NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 20201. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIESThe significant accounting policies adopted in preparing the financial report of Piedmont Lithium Limited (“Piedmont” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the year ended June 30, 2020 are stated to assist in a general understanding of the consolidated financial report.Piedmont is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “PLL” and our American Depositary Shares, or ADRs, each representing 100 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PLL”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADRs.The Group’s principal activities are the exploration and development of mineral resource projects.The financial report of the Group for the year ended June 30, 2020 was authorised for issue in accordance with a resolution of the Directors on September 25, 2020.Basis of preparationThe financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards (“AASs”) adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.The financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value.The financial report is presented in United States dollars (US$).The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.New standards, interpretations and amendmentsIn the current year, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2019.New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:AASB 16 Leases;Interpretation 23 Uncertainty over Income Tax Treatments; andAASB 2018-1 Amendments to AASB 3, AASB 11, AASB 112 & AASB 123 – Annual Improvements 2015– 2017 Cycle.Other than AASB 16, the adoption of these new and revised standards and amendments has not affected the amounts reported for the current or prior periods. A discussion on the adoption of AASB 16 is included below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.AASB 16 LeasesThe Group applied AASB 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at July 1, 2019. Accordingly, the comparative information presented as of June 30, 2019 and for the year then ended is not restated – i.e. it is presented, as previously reported, under AASB 117 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in AASB 16 have not been applied to comparative information.

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)New standards, interpretations and amendments (Continued)AASB 16 Leases (Continued)Definition of a leasePreviously, the Group determined at contract inception whether an arrangement was or contained a lease under International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 4 - Determining Whether an Arrangement Contains a Lease. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in AASB 16.On transition to AASB 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied AASB 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under AASB 117 and IFRIC 4 were not reassessed for whether there is a lease under AASB 16.As a lesseeAs a lessee, the Group leases primarily property assets. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under AASB 16, the Group recognises right-of-use assets and lease liabilities for most of these leases – i.e. these leases are now on-balance sheet.The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:Fixed payments, less any lease incentives receivablesVariable lease payment that are based on an index or a rateAmounts expected to be payable by the lessee under residual value guaranteesThe exercised price of a purchase option if the lessee is reasonably certain to exercise that option, andPayments of penalties for terminating the lease, if the term reflects the lessee exercising that option.The lease liability is presented as a separate line in the consolidated statement of financial position.The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.The Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying assets is available for use), measured at cost.The cost of right of use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are subsequently measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities.  28

 Piedmont Lithium Limited ANNUAL REPORT 2020  29    Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under AASB 137. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset.Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.Right-of-use assets are subject to impairment in accordance with AASB 136 Impairment of Assets. Any identified impairment loss is accounted for in line with our accounting policy for ‘Property, plant and equipment’.At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price. However, for leases of property the Group has elected not to separate non-lease components and accounts for the lease and associated non-lease components as a single lease component.As an intermediate lessorUnder AASB 16, an intermediate lessor accounts for the head lease and the sublease as two separate contracts. The intermediate lessor is required to classify the sublease as a finance or operating lease by reference to the right- of-use asset arising from the head lease (and not by reference to the underlying asset as was the case under AASB 117).Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.Amounts due from lessees under finance leases are recognised as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.When a contract includes lease and non-lease components, the Group applies AASB 15 to allocate the consideration under the contract to each component.Leases classified as operating leases under AASB 117Previously, the Group classified property leases as operating leases under AASB 117. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at July 1, 2019. The Group has measured right-of-use assets at their carrying amount as if AASB 16 had been applied since the commencement date, discounted using the Group’s incremental borrowing rate at the date of initial application.The Group used a number of practical expedients when applying AASB 16 to leases previously classified as operating leases under AASB 117. In particular, the Group:      did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;did not recognise right-of-use assets and liabilities for leases of low value assets (e.g. IT equipment); excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; andused hindsight when determining the lease term.  Leases classified as finance leases under AASB 117The Group did not have any leases that were previously classified as finance leases under AASB 117.

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)(b) New standards, interpretations and amendments (Continued)AASB 16 Leases (Continued)Impact on transitionOn transition to AASB 16, the Group recognised right-of-use assets and lease liabilities, recognising the difference in accumulated losses. The impact on transition is summarised below.  30  As previously reportedUS$    AASB 16 adjustmentUS$  As adjusted at July 1, 2019US$  Right-of-use assets  -  222,116  222,116  Other liabilities  -  (235,125)  (235,125)  Accumulated losses  (46,204,768)  (13,009)  (46,217,777)  When measuring liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at July 1, 2019. The weighted average rate applied is 13%.The lease liabilities as at July 1, 2019 can be reconciled to the operating lease commitments as of June 30, 2019, as follows:  US$    Operating lease commitments as at June 30, 2019  134,884  Discounted operating lease commitments as at July 1, 2019  116,873  Less: Commitments relating to short-term leases and leases of low-value assets  (25,627)  Add: Lease payments not included in operating lease commitments as at June 30, 2019  143,879  Lease liabilities as at July 1, 2019  235,125  (c) Issued standards and interpretations not early adoptedAustralian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended June 30, 2020. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:  Standard/Interpretation  Application Date of Standard  Application Date for the Group  AASB 2018-6 Amendments to Australian Accounting Standards – Definition of a Business  January 1, 2020  July 1, 2020  AASB 2018-7 Amendments to Australian Accounting Standards – Definition of Material  January 1, 2020  July 1, 2020  Conceptual Framework for Financial Reporting  January 1, 2020  July 1, 2020  2019-1 Amendments to Australian Accounting Standards – References to the Conceptual Framework  January 1, 2020  July 1, 2020  (d) Change in functional currencyAn entity’s functional currency is the currency of the primary economic environment in which the entity operates. In June 2020, the Company completed its first U.S. public offering of its American Depositary Shares (“ADSs”) to raiseU.S. dollar (US$) denominated gross proceeds of US$12.9 million. In addition, the majority of the Group’s future operating and capital costs will be denominated in U.S. dollars (US$). Consequently, the Directors have determinedthat the functional currency of the Company is U.S. dollars (US$) effective June 30, 2020.The change in functional currency has been applied prospectively with effect from June 30, 2020 in accordance with the requirements of the Accounting Standards. To give effect to the change in functional currency, the assets and liabilities of entities with an Australian dollar (A$) functional currency at June 30, 2020 were converted into U.S. dollars at a fixed exchange rate of US$1:A$1.457 and the contributed equity, reserves and retained earnings were converted at applicable historical rates.The Group’s presentation currency remains US$, following the Group’s change in its presentation currency from A$ to US$ during the 2018 year, consequently there is no impact on any comparative financial information presented.

 Piedmont Lithium Limited ANNUAL REPORT 2020  31    Principles of ConsolidationThe consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at June 30, 2020 and June 30, 2019, and the results of all subsidiaries for the years then ended.Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de- consolidated from the date that control ceases.Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the Statement of Financial Position of the Company.Foreign Currencies  (i)  Functional and presentation currencyThe functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The Company’s functional currency changed from Australian dollars to U.S. dollars effective June 30, 2020 as outlined in noted 1(d). The consolidated financial statements are presented in United States dollars which is the Company's presentation currency.Transactions and balancesForeign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.Group companiesThe financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:  (ii)  (iii)  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;income and expenses are translated at average exchange rates for the period; andretained earnings are translated at the exchange rates prevailing at the date of the transaction.Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in equity. These differences are recognised in profit or loss in the period in which the operation is disposed.

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)Cash and Cash EquivalentsCash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts.Trade and Other ReceivablesTrade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for expected credit losses, applying the simplified approach. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.Property, Plant and Equipment  32  (i)  Cost and valuationAll classes of property, plant and equipment are measured at cost.  (ii)  DepreciationDepreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated.    2020  2019  Major depreciation periods are:      Plant and equipment:  5 years  5 years  (j) Exploration and Development ExpenditureExpenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with AASB 6 Exploration for and Evaluation of Mineral Resources.Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised and recognised as an exploration and evaluation asset. This includes option payments made to landowners under the Group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:the rights to tenure of the area of interest are current; andat least one of the following conditions is also met:the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; andexploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.All other exploration and evaluation expenditures are expensed as incurred.

 Piedmont Lithium Limited ANNUAL REPORT 2020  33    Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditure incurred in the development of that area of interest is accounted for in accordance with the Group’s policy for Property, Plant & Equipment, as described in Note 1(i).ImpairmentCapitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.Trade and other payablesThese amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.ProvisionsProvisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.Interest incomeInterest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.Government grant incomeGovernment grants are recognised when there is reasonable assurance that the Group will comply with the conditions attaching to the grant and that the grant will be received. Government grants are recognised in profit or loss on a systematic basis over the periods in which the entity recognises as expenses the related costs for which grants are intended to compensate. If the grant relates to expenses or losses already incurred by the entity, or to provide immediate financial support to the entity with no future related costs, the income is recognised in the period in which it becomes receivable.

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)Income TaxThe income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.Employee EntitlementsProvision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.Earnings per ShareBasic earnings per share (“EPS”) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.Goods and Services TaxRevenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST. Cash flows are presented in the Statement of Cash Flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.  34

 Piedmont Lithium Limited ANNUAL REPORT 2020  35    (s) Use and Revision of Accounting Estimates, Judgements and AssumptionsThe preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:Change in functional currency (Note 1(d));Recognition of tax losses (Note 3);Impairment of exploration and evaluation expenditures (Note 7); andShare-based payments (Note 18).(t) Operating SegmentsAn operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.Operating segments have been identified based on the information provided to the chief operating decision makers, being the board of directors.The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:Nature of the products and services,Nature of the production processes,Type or class of customer for the products and services,Methods used to distribute the products or provide the services, and if applicable,Nature of the regulatory environment.Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.(u) Impairment of AssetsThe Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)Impairment of Assets (Continued)An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.Fair Value EstimationThe fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the reporting date.The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.Issued and Unissued CapitalOrdinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.DividendsProvision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.Share-Based PaymentsEquity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Black Scholes option pricing model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.  36

 Piedmont Lithium Limited ANNUAL REPORT 2020  37    2.  INCOME AND EXPENSES      2020  2019      US$  US$  Finance income        Interest income    215,549  128,377      215,549  128,377  Finance costs        Interest on loans and borrowings    (107,568)  -  Interest on lease liabilities    (49,703)  -      (157,271)  -  Other income/(expenses)        Net foreign exchange gain    632,832  234,090  Grant income (1)    138,100  -  Gain on derecognition of right-of-use assets    15,588  -  Other    (25,603)  -      760,917  234,090  Depreciation and amortisation        Depreciation and amortisation of property, plant and equipment    (84,512)  (8,812)      (84,512)  (8,812)  Employee benefits expense (including KMP)        Wages, salaries and fees    (1,554,496)  (1,897,280)  Defined contribution plans    (34,099)  (51,432)  Other employee benefits    (130,430)  (159,030)  Share based payments  18  (470,939)  (438,375)      (2,189,964)  (2,546,117)  Notes:  (1)  During the year, the Group received US$138,100 (2019: nil) in government grants under the Paycheck Protection Program, a business loan program established by the 2020 US Federal government Coronavirus Aid, Relief, and Economic Security Act (CARES Act) to help certain businesses continue paying their workers. The Paycheck Protection Program provides businesses with funds to pay payroll costs in the form of loans that will be fully forgiven when used for eligible payroll costs.

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)3. INCOME TAX  38    2020  2019    US$  US$  Recognised in profit or loss      Current income tax:      Current income tax benefit in respect of the current year  -  -  Deferred income tax:      Origination and reversal of temporary differences  -  -  Income tax expense reported in profit or loss  -  -  Reconciliation between tax expense and accounting loss before income tax      Accounting loss before income tax  (5,671,099)  (9,822,626)  At the Australian income tax rate of 30% (2019: 30%)  (1,701,330)  (2,946,788)  Expenditure not allowable for income tax purposes  280,176  435,641  Income not assessable for income tax purposes  (189,850)  (70,227)  Effect of different income tax rate in the United States  366,471  1,774,721  Effect of change in income tax rate in Australia  -  (233,013)  Exchange differences on translation of foreign operations  125,391  142,627  Adjustments in respect of deferred income tax of previous years  (214,545)  (159,852)  Effect of deferred tax assets not brought to account  1,333,687  1,056,891  Income tax expense reported in profit or loss  -  -  Deferred Tax Assets and Liabilities      Deferred Tax Liabilities:      Accrued interest  875  3,856  Deferred tax assets used to offset deferred tax liabilities  (875)  (3,856)    -  -  Deferred Tax Assets:      Accrued expenditures  27,487  35,587  Exploration and evaluation expenditure (1)  3,213,971  2,649,626  Tax losses available to offset against future taxable income  4,676,715  3,902,255  Deferred tax assets used to offset deferred tax liabilities  (875)  (3,856)  Deferred tax assets not brought to account (2)  (7,917,298)  (6,583,612)    -  -  Notes:  (1)  For U.S. income tax purposes, exploration costs are generally capitalised and then amortized for tax purposes unless an election is made to deduct the exploration costs as incurred. On finalisation of its U.S. tax return, the Group did not make such an election for the year ended June 30, 2019, and consequently exploration costs have been treated as capitalised for tax purposes, with deductions available in future periods. This election has no impact on the total deferred tax assets available to the Group at either June 30, 2020 or June 30, 2019.The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.  (2)  4. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARESNo dividends have been paid or proposed for the year ended June 30, 2020 (2019: Nil).

 Piedmont Lithium Limited ANNUAL REPORT 2020  39    5.  CASH AND CASH EQUIVALENTS    2020  2019    US$  US$  Cash at bank and on hand  14,307,088  2,224,380  Short term deposits  4,550,000  2,207,770    18,857,088  4,432,150  Reconciliation of loss before income tax to net cash flows from operations      Loss for the year  (5,671,099)  (9,822,626)  Adjustment for non-cash income and expense items      Depreciation and amortization  84,512  8,812  Share-based payments expense  470,939  438,375  Net foreign exchange gain  (632,832)  (234,090)  Gain on derecognition of right-of-use assets  (15,588)  -  Other  17,258  -  Change in assets and liabilities      (Increase)/decrease in trade and other receivables  (92,054)  10,814  (Decrease)/Increase in trade and other payables  (1,136,564)  154,987  Exchange differences arising on translation of foreign operations  -  (366,084)  Net cash outflow from operating activities  (6,975,428)  (9,809,812)  6.  OTHER ASSETS    2020US$  2019US$  Current      Sub-lease receivables (1)  102,684  -  Prepayments  25,587    Total current other assets  128,271  -  Non-current      Sub-lease receivables (1)  120,875  -  Lease security deposit  29,906    Total non-current other assets  150,781  -  Total other assets  279,052  -  Notes:  (1)  During the period, the Group entered into an agreement to sub-lease one of its offices in the United States and, accordingly, has recognised a sub-lease receivable at June 30, 2020. Refer to Note 11 for further information on leases.

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)7. EXPLORATION AND EVALUATION ASSETS  40    Piedmont Lithium Project (1)    US$  2020    Carrying amount at July 1, 2019  2,265,121  Additions (2)  5,455,836  Carrying amount at June 30, 2020 (3)  7,720,957  2019    Carrying amount at July 1, 2018  742,017  Additions (2)  1,523,104  Carrying amount at June 30, 2019 (3)  2,265,121  Notes:  (1)  At June 30, 2020, the Piedmont Lithium Project comprised approximately 2,126 acres (June 30, 2019: approximately 2,207 acres) of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements, which upon exercise, allows the Group to purchase or, in some cases long-term lease, the surface property and associated mineral rights. For those properties under option, no liability has been recorded for the consideration payable to landowners if the Group chooses to exercise its option (refer to Note 22 for further details of contingent liabilities).During the year ended June 30, 2020, the Group made land acquisition payments and land option payments totalling US$5,455,836 (2019: US$1,523,104) to landowners which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. The acquisitions during the 2020 year were settled through a combination of cash payments of US$2,747,784 (2019: US$1,523,104) and vendor financed loans and borrowings of US$2,708,052 (2019: nil). Refer to Note 10(a) for further information.The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.  (2)  (3)

 Piedmont Lithium Limited ANNUAL REPORT 2020  41    8.  PROPERTY, PLANT AND EQUIPMENT    Freeholdland  Plant and equipment  Right-of- use assets  Total    US$  US$  US$  US$  2020          Carrying amount at July 1, 2019  -  26,195  -  26,195  Effect of adoption of AASB 16 (refer Note 1(b))  -  -  222,116  222,116  Carrying amount at July 1, 2019 (adjusted)  -  26,195  222,116  248,311  Additions  688,829  15,642  116,400  820,871  De-recognition of right-of-use assets (1)  -  -  (210,230)  (210,230)  Depreciation and amortization  -  (13,249)  (71,263)  (84,512)  Carrying amount at June 30, 2020  688,829  28,588  57,023  774,440  - at cost  688,829  52,068  89,608  830,505  - accumulated depreciation and amortization  -  (23,480)  (32,585)  (56,065)  2019          Carrying amount at July 1, 2018  -  3,982  -  3,982  Additions  -  31,025  -  31,025  Depreciation and amortization  -  (8,812)  -  (8,812)  Carrying amount at June 30, 2019  -  26,195  -  26,195  - at cost  -  36,426  -  36,426  - accumulated depreciation and amortization  -  (10,231)  -  (10,231)  Notes:  (1)  During the period, the Group entered into an agreement to sublease one of its offices in the United States. The Group has assessed that as a result of entering into the sublease, the Group no longer retains the significant risks and rewards associated with the use of the office space and as such has de-recognised the right-of-use asset recorded in relation to this lease, and recognised a corresponding sub-lease receivable at June 30, 2020, which is classified as ‘other assets’ in the consolidated statement of financial position. The Group has not adjusted the corresponding lease liability recognised under the office lease as it is still responsible for the lease payments to the lessor. Refer to Note 11 for further information on leases.  9.  TRADE AND OTHER PAYABLES    2020  2019    US$  US$  Current      Trade creditors  644,857  1,434,439  Accrued expenses  362,650  709,632  Total trade and other payables  1,007,507  2,144,071

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)10. OTHER LIABILITIES  42    Note  2020US$  2019US$  Current        Loans and borrowings (1)    577,576  -  Lease liabilities  11  127,960  -  Total current other liabilities    705,536  -  Non-current        Loans and borrowings (1)    1,740,042  -  Lease liabilities  11  140,465  -  Sub-lease security deposit    29,906    Total non-current other liabilities    1,910,413  -  Total other liabilities    2,615,949  -  Notes:  (1)  At June 30, 2020, the Group had loans and borrowings relating to surface properties that form part of ‘exploration and evaluation assets’ which have been fully or partly financed by the seller of the surface properties. The loans and borrowings are repayable in monthly instalments, based on an implied interest rate of 10%, and secured by the respective surface property.  (a) Reconciliation    Balance at July 1, 2019  Amount Financed  Modifications  Cash Repayments  Balance at June 30,2020    US$  US$  US$  US$  US$  Loans and borrowings  -  2,708,052  (38,131)  (352,303)  2,317,618  Lease liabilities  -  351,657  -  (83,232)  268,425  Total  -  3,059,709  (38,131)  (435,535)  2,586,043

 Piedmont Lithium Limited ANNUAL REPORT 2020  43    11. LEASESThe Group has lease contracts for various buildings in the United States. Leases of buildings generally have lease terms between 1 and 5 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. The Group also has certain leases with lease terms of 12 months or less and leases of equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. The cost associated with these leases are recognised in the profit or loss statement and such items recorded in the profit or loss statement are presented in exploration and evaluation expenses.During 2020, the Group entered into an agreement to sublease one of its office premises in the United States. The Group has assessed that as a result of entering into the sublease, the Group no longer retains the significant risks and rewards associated with the use of the office space and as such has de-recognised the right-of-use asset recorded in relation to this lease, and recognised a corresponding sub-lease receivable at June 30, 2020. The Group has not adjusted the corresponding lease liability recognised under the office lease as it is still responsible for the lease payments to the lessor.The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the period are in Note 8.The carrying amounts of lease liabilities (included under other liabilities) and the movements during the period are in Note 10.The following are the amounts recognised in profit or loss in respect of leases:  US$    2020 – Leases under AASB 16    Amortization expense on right-of-use assets  (71,263)  Gain on derecognition of right-of-use assets  15,588  Interest expense on lease liabilities  (49,703)  Interest income on sub-lease receivables  4,079  Expense relating to short-term leases and leases of low-value assets  (32,673)  Net amount recognised in profit or loss  (133,972)  2019 – Operating Leases under AASB 117  (92,189)  Lease expense    Net amount recognised in profit or loss  (92,189)  The Group had cash outflows of $83,232 relating to payments for the principal portion of lease liabilities in 2020, cash inflows of $35,795 relating to proceeds from the principal portion of sub-lease receivables in 2020, and cash outflows of $25,060 relating to costs of entering the sub-lease.

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)12. CONTRIBUTED EQUITY  44      2020  2019    Note  US$  US$  Issued capital        1,035,320,206 fully paid ordinary shares (2019: 670,380,352)  12(a)  74,877,325  48,853,707    Movements in issued capital during the past two years  Details  Number of OrdinaryShares  Issue Price  US$  2020        Opening balance at July 1, 2019  670,380,352    48,853,707  Issue of shares – share placement (July 2019)  145,000,000  A$0.145  14,557,710  Issue of shares – U.S public offering (June 2020)  206,500,000  A$0.09  12,877,547  Issue of shares – exercise of incentive options  8,939,854  -  706,570  Issue of shares – non-executive directors  2,000,000  -  93,989  Issue of shares – conversion of performance rights  2,500,000  -  114,072  Share issue costs  -  -  (2,326,270)  Closing balance at June 30, 2020  1,035,320,206    74,877,325  2019        Opening balance at July 1, 2018  559,030,352    40,483,348  Issue of shares – share placement  111,000,000  A$0.11  8,831,759  Issue of shares – conversion of rights  350,000  -  48,465  Share issue costs  -  -  (509,865)  Closing balance at June 30, 2019  670,380,352    48,853,707    Rights attaching to ordinary sharesThe rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company's Constitution, statute and general law. Shares issued following the exercise of Options or conversion of Performance Rights in accordance with notes 13(c) and 13(d) will rank equally in all respects with the Company's existing Shares.  (i)  Shares - The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.Meetings of Members - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.Voting - Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.Changes to the Constitution - The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.  (ii)  (iii)  (iv)

 Piedmont Lithium Limited ANNUAL REPORT 2020  45    (v) Listing Rules - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.13. RESERVES      2020  2019    Note  US$  US$  Share-based payments reserve  13(b)  1,311,675  2,287,301  Foreign currency translation reserve  13(e)  (796,565)  (297,166)      515,110  1,990,135    Nature and purpose of reservesShare-based payments reserveThe share-based payments reserve is used to record the fair value of Incentive Options and Performance Rights issued by the Group.Foreign currency translation reserveExchange differences arising on translation of entities whose functional currency is different to the Group’s presentation currency are taken to the foreign currency translation reserve, as described in Note 1(f).  (i)  (ii)    Movements in share-based payments reserve during the past two years  Details  Number of Incentive Options  Number of PerformanceRights  Number of Unissued Shares  US$  2020          Opening balance at July 1, 2019  84,650,000  50,000  -  2,287,301  Grant of incentive securities (1)  25,950,000  7,500,000  2,000,000  -  Exercise of incentive options  (31,500,000)  -  -  (706,570)  Conversion of performance rights  -  (2,500,000)  -  (114,072)  Conversion of unissued shares  -  -  (2,000,000)  (93,989)  Expiry of incentive options  (25,475,000)  -  -  (531,934)  Lapse of performance rights  -  (50,000)  -  -  Share-based payment expense  -  -  -  470,939  Closing balance at June 30, 2020  53,625,000  5,000,000  -  1,311,675  2019          Opening balance at July 1, 2018  79,700,000  1,500,000  -  1,897,391  Grant of incentive securities (1)  4,950,000  -  -  -  Conversion of performance rights  -  (350,000)  -  (48,465)  Lapse of performance rights  -  (1,100,000)  -  -  Share based payment expense  -  -  -  438,375  Closing balance at June 30, 2019  84,650,000  50,000  -  2,287,301  Notes:  (1)  For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, refer to Note 18 of the financial statements.

 46        NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)13. RESERVES (Continued)Terms and conditions of Incentive OptionsIncentive Options granted as share-based payments have the following terms and conditions:Each Incentive Option entitles the holder to the right to subscribe for one Share upon the exercise of each Incentive Option;The Incentive Options granted as share based payments at the end of the financial year have the following exercise prices and expiry dates:6,000,000 Incentive Options exercisable at A$0.10 each expiring on July 10, 2020;6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022;2,875,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2020;1,500,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2021;1,500,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2022; and23,750,000 Incentive Options exercisable at A$0.16 each expiring on December 31, 2022;The Incentive Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);Shares issued on exercise of the Incentive Options rank equally with the then Shares of the Company;Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Incentive Options;If there is any reconstruction of the issued share capital of the Company, the rights of the Incentive Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; andNo application for quotation of the Incentive Options will be made by the Company.Terms and conditions of Performance RightsPerformance Rights granted as share-based payments have the following terms and conditions:Each Performance Right automatically converts into one Share upon vesting of the Performance Right;Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:2,500,000 Performance Rights subject to the ‘Integrated Feasibility Study Milestone’, expiring December 31, 2021; and2,500,000 Performance Rights subject to the ‘Construction Milestone’, expiring December 31, 2022.Shares issued on conversion of the Performance Rights rank equally with the then Shares of the Company;Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;No application for quotation of the Performance Rights will be made by the Company; andWithout approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.Movements in foreign currency translation reserve during the past two years    2020  2019    US$  US$  Balance at July 1  (297,166)  68,917  Exchange differences arising on translation of foreign operations  (499,399)  (366,083)  Balance at June 30  (796,565)  (297,166)

 Piedmont Lithium Limited ANNUAL REPORT 2020  47    14. ACCUMULATED LOSSES      2020  2019    Note  US$  US$  Balance at July 1    (46,204,768)  (36,382,142)  Effect of adoption of AASB 16  1(b)  (13,009)  -  Expiration of incentive options    531,934  -  Net loss for the year    (5,671,099)  (9,822,626)  Balance at June 30    (51,356,942)  (46,204,768)  15. EARNINGS PER SHARE    2020US$  2019US$  Basic loss per share  (0.01)  (0.02)  Diluted loss per share  (0.01)  (0.02)    2020US$  2019US$  The following reflects the income and share data used in the calculations of basic earnings per share:      Net loss  (5,671,099)  (9,822,626)  Earnings used in calculating basic and dilutive earnings per share  (5,671,099)  (9,822,626)    Number of Ordinary Shares2020  Number of Ordinary Shares2019  Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share  828,356,668  621,391,730      Non-Dilutive SecuritiesAs at balance date, 53,625,000 Incentive Options and 5,000,000 Performance Rights, which together represent 58,625,000 potential Ordinary Shares, were considered non-dilutive as they would decrease the loss per share.Conversions, Calls, Subscriptions or Issues after June 30, 2020After year end, the Company issued 120,000,000 fully paid ordinary shares pursuant to a private placement to existing non-U.S. institutional and sophisticated shareholders and directors, at an issue price of A$0.09 per share, to raise gross proceeds of A$10.8 million (~US$7.8 million).Other than as outlined above, there have been no conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

 48    NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)16. RELATED PARTIES Subsidiaries    Country of Incorporation  Equity Interest        2020%  2019%  Piedmont Lithium, Inc.  United States  100  100  Gaston Land Company, LLC  United States  100  100      Ultimate ParentPiedmont Lithium Limited is the ultimate parent of the Group.Transactions with Key Management PersonnelThe aggregate compensation made to Key Management Personnel of the Group is set out below:    2020US$  2019US$  Short-term employee benefits  1,414,164  1,673,245  Post-employment benefits  27,785  30,544  Termination benefits  30,000  -  Share-based payments  451,864  420,529  Total compensation  1,923,813  2,124,318    No loans were provided to or received from Key Management Personnel during the year ended June 30, 2020 (2019: Nil).Further details relating to Key Management Personnel, including remuneration details and equity holdings, are included in the Remuneration Report.Other transactions with Related PartiesLedger Holdings Pty Ltd (‘Ledger’), a company associated with Mr Levi Mochkin, was paid or is payable US$135,151 during the 2020 year for the provision of services in relation to business development activities (2019: A$120,000) (such fees have been included in Mr Mochkin’s remuneration as disclosed above). Effective from February 1, 2020, Ledger receives a monthly retainer of US$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

 Piedmont Lithium Limited ANNUAL REPORT 2020  49    17. PARENT ENTITY DISCLOSURES            2020  2019    US$  US$  Financial Position      Assets      Current Assets  18,501,634  4,187,387  Non-Current Assets  6,211,811  711,858  Total Assets  24,713,445  4,899,245  Liabilities      Current Liabilities  677,952  260,171  Total Liabilities  677,952  260,171  Equity      Contributed equity  74,877,325  48,853,707  Reserves  (571,008)  1,990,135  Accumulated losses  (50,270,824)  (46,204,768)  Total Equity  24,035,493  4,639,074  Financial Performance      Loss for the year  (4,066,056)  (10,998,908)  Other comprehensive loss  (677,660)  (366,083)  Total comprehensive loss  (4,743,716)  (11,364,991)    OtherNo guarantees have been entered into by the parent entity in relation to its subsidiaries. Refer to note 22 for details of contingent assets and liabilities.

 50    NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)18. SHARE-BASED PAYMENTSRecognised share-based payment expenseFrom time to time, the Group grants Ordinary Shares, Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.During the past two years, the following equity-settled share-based payments have been recognised:    2020US$  2019US$  Expense arising from equity-settled share-based payment transactions  470,939  438,375    Summary of Options and Performance Rights granted as share-based paymentsThe following table illustrates the number and weighted average exercise prices (“WAEP”) of Incentive options and Performance Rights granted as share-based payments at the beginning and end of the financial year:    2020Number  2020WAEP  2019Number  2019WAEP  Outstanding at beginning of year  84,700,000  A$0.14  81,200,000  A$0.13  Options granted during the year  25,950,000  A$0.16  4,950,000  A$0.22  Options exercised during the year  (31,500,000)  A$0.08  -  -  Options expired during the year  (25,475,000)  A$0.17  -  -  Rights granted during the year  7,500,000  -  -  -  Rights lapsed during the year  (50,000)  -  (1,100,000)  -  Rights converted during the year  (2,500,000)  -  (350,000)  -  Outstanding at end of year  58,625,000  A$0.15  84,700,000  A$0.14  The following Incentive Options and Performance Rights were granted as share-based payments during the past two years:  Series  Security Type  Number  Grant Date  Expiry Date  Exercise PriceA$  Fair ValueA$  Series 1  Options  375,000  13-Jul-18  30-Jun-20  $0.25  $0.0630  Series 2  Options  375,000  13-Jul-18  31-Dec-20  $0.35  $0.0590  Series 3  Options  500,000  1-Aug-18  30-Jun-20  $0.25  $0.0640  Series 4  Options  500,000  1-Aug-18  31-Dec-20  $0.35  $0.0580  Series 5  Options  1,500,000  7-May-19  30-Jun-21  $0.15  $0.0680  Series 6  Options  1,500,000  7-May-19  30-Jun-22  $0.20  $0.0680  Series 7  Options  100,000  1-Oct-18  30-Jun-20  $0.25  $0.0260  Series 8  Options  100,000  1-Oct-18  31-Dec-20  $0.35  $0.0240  Series 9  Options  1,000,000  17-Dec-19  30-Jun-20  $0.15  $0.0110  Series 10  Options  1,200,000  17-Dec-19  30-Jun-20  $0.20  $0.0050  Series 11  Options  12,000,000  18-Mar-20  31-Dec-22  $0.16  $0.0160  Series 12  Options  8,500,000  19-Mar-20  31-Dec-22  $0.16  $0.0130  Series 13  Options  250,000  20-Mar-20  31-Dec-22  $0.16  $0.0160  Series 14  Options  1,500,000  27-Mar-20  31-Dec-22  $0.16  $0.0180  Series 15  Options  1,500,000  17-Apr-20  31-Dec-22  $0.16  $0.0190  Series 16  Rights  1,500,000  18-Mar-20  31-Dec-20  -  $0.0700  Series 17  Rights  1,000,000  19-Mar-20  31-Dec-20  -  $0.0630  Series 18  Rights  1,500,000  18-Mar-20  31-Dec-21  -  $0.0700  Series 19  Rights  1,000,000  19-Mar-20  31-Dec-21  -  $0.0630  Series 20  Rights  1,500,000  18-Mar-20  31-Dec-22  -  $0.0700  Series 21  Rights  1,000,000  19-Mar-20  31-Dec-22  -  $0.0630    Weighted Average Remaining Contractual LifeAt June 30, 2020, the weighted average remaining contractual life of Incentive Options and Performance Rights on issue that had been granted as share-based payments was 1.82 years (2019: 1.06 years).

 Piedmont Lithium Limited ANNUAL REPORT 2020  51            Range of Exercise PricesAt June 30, 2020, the range of exercise prices of Incentive Options on issue that had been granted as share-based payments was A$0.10 to A$0.35 (2019: A$0.05 to A$0.35).Weighted Average Share Price of Exercised OptionsFor Incentive Options exercised during the year ended June 30, 2020, the weighted average share price at the date of exercise was A$0.10. There were no Incentive Options exercised during the year ended June 30, 2019.Weighted Average Fair ValueThe weighted average fair value of Incentive Options and Performance Rights granted as share-based payments by the Group during the year ended June 30, 2020 was A$0.03 (2019: A$0.05).Option and Rights Pricing ModelsThe fair value of Performance Rights granted is estimated as at the date of grant based on the underlying share price (being the seven-day volume weighted average share price prior to issuance).The fair value of Incentive Options granted is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Incentive Options were granted. The tables below list the inputs to the valuation model used for share options granted by the Group during the last two years:    2020Incentive Options  2019Incentive Options  Fair value at grant date (weighted average)  A$0.015  A$0.064  Share price at grant date (weighted average)  A$0.07  A$0.16  Exercise price (weighted average)  A$0.16  A$0.22  Expected life of options/rights (weighted average) (1)  2.59 years  2.01 years  Risk-free interest rate (weighted average)  0.44%  1.59%  Expected volatility (2)  70%  78%  Expected dividend yield (3)  -  -  Notes:  (1)  The expected life is based on the expiry date of the options or rights.The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.The dividend yield reflects the assumption that the current dividend payout will remain unchanged.  (2)  (3)  19. AUDITORS' REMUNERATION      2020  2019      US$  US$  Deloitte and related network firms:        Audit or review of financial reports - Group    94,024  81,108  Other assurance and agreed-upon procedures    128,714  -      222,738  81,108

 52    NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)20. SEGMENT INFORMATIONAASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.Reconciliation of non-current assets by geographical location    2020  2019    US$  US$  United States of America  8,646,178  2,291,316    8,646,178  2,291,316      21. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIESOverviewThe Group's principal financial instruments comprise receivables, payables, cash, and short-term deposits. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure to or management of these risks.The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.Credit RiskCredit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and receivables.There are no significant concentrations of credit risk within the Group. The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:      2020  2019    Note  US$  US$  Cash and cash equivalents  5  18,857,088  4,432,150  Trade and other receivables    27,412  59,679  Other assets  6  279,052  -      19,163,552  4,491,829  With respect to credit risk arising from cash and cash equivalents, the Group's exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

 Piedmont Lithium Limited ANNUAL REPORT 2020  53      Trade and other receivables comprise primarily deposits, accrued interest revenue and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. At June 30, 2020 none (2019: none) of the Group's receivables are past due. During the year, the Group recognised an impairment loss of US$63,733 in relation to trade and other receivables.Other assets comprise prepayments, security deposits, and sub-lease receivables.Liquidity RiskLiquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2020 and 2019, the Group had sufficient liquid assets to meet its financial obligations.The contractual maturities of financial assets and liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.    ≤1 year US$  1-5 years US$  ≥5 years US$  Total US$  2020          Financial assets          Sub-lease receivables  102,684  120,875  -  223,559    102,684  120,875  -  223,559  Financial liabilities          Trade and other payables  1,007,507  -  -  1,007,507  Other liabilities  705,536  1,910,413  -  2,615,949    1,713,043  1,910,413  -  3,623,456  2019          Financial assets          Sub-lease receivables  -  -  -  -    -  -  -  -  Financial liabilities          Trade and other payables  2,144,071  -  -  2,144,071    2,144,071  -  -  2,144,071    Interest Rate RiskThe Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities are either non-interest bearing (for example, receivables and payables) or have fixed interest rates (for example, lease liabilities, sub-lease receivables, and loans and borrowings).At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:      2020  2019    Note  US$  US$  Interest-bearing financial instruments        Cash at bank and on hand  5  14,307,088  2,224,380  Short term deposits  5  4,550,000  2,207,770      18,857,088  4,432,150  The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 0.17% (2019: 2.02%).The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)21. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)(d) Interest Rate (Continued)Interest rate sensitivityA sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2019.  54  Profit or loss      Equity      +1%US$  -1%US$  +1%US$  -1%US$  2020          Group          Cash and cash equivalents  188,571  (29,013)  188,571  (29,013)  2019          Group          Cash and cash equivalents  44,322  (44,322)  44,322  (44,322)    Foreign Currency RiskForeign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.The Group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than US$. The Group also has transactional currency exposures relating to transactions denominated in currencies other than US$. The currency in which these transactions primarily are denominated is A$.It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.At June 30, 2020, the majority of the Group’s cash reserves were denominated in US$, being US$17.9 million (2019: US3.4 million).At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies was:  A$ denominated financial assets and liabilities  2020A$ exposure(US$ Equivalent)  2019A$ exposure(US$ Equivalent)  Financial assets      Cash and cash equivalents  955,630  1,028,454  Trade and other receivables  24,322  24,679  Financial liabilities      Trade and other payables  (677,952)  (260,171)  Net exposure  302,000  792,962

 Piedmont Lithium Limited ANNUAL REPORT 2020  55    Foreign exchange rate sensitivityAt the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.        Commodity Price RiskThe Group is exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group's control. As the Group is currently engaged in exploration and development activities, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.Capital ManagementThe Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.There were no changes in the Group's approach to capital management during the year.Fair ValueThe net fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the financial statements.22. CONTINGENT ASSETS AND LIABILITIESAt June 30, 2020, the Group had entered into exclusive option agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase or, in some cases long-term lease, approximately 1,656 acres of surface property and the associated mineral rights from the local landowners. If the Group chooses to exercise a land purchase option, then the Group will pay cash consideration approximating the fair market value of the surface property (excluding the value of any minerals) plus a premium. If the Group chooses to exercise a long-term lease option, then the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, generally between US$0.50 to US$2.00 per tonne of ore produced.  Profit or loss      Other Comprehensive Income      10%IncreaseUS$  10%DecreaseUS$  10%IncreaseUS$  10%DecreaseUS$  2020          Group  30,201  (30,201)  30,201  (30,201)  2019          Group  79,296  (79,296)  79,296  (79,296)

 NOTES TO THE FINANCIAL STATEMENTSAT JUNE 30, 2020(Continued)23. EVENTS SUBSEQUENT TO BALANCE DATEOn September 28, 2020, the Company announced that it has entered into a binding agreement with Tesla, Inc. for the supply of spodumene concentrate from Piedmont’s North Carolina deposit to Tesla for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product, and may be extended by mutual agreement for a second five-year term;On August 10, 2020, the Company announced that it had completed its previously announced private placement to existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.8 million);On July 23, 2020 the Company announced the results of a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide; andThe outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts. As at June 30, 2020 these impacts have not had a significant effect on the Group’s financial results or operations. However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto, if our staff are unable to work or travel due to illness or government restrictions, we may be forced to reduce or suspend our exploration and development activities. In addition, as the COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, this, in turn, could adversely affect our business in the future. Due to the continually evolving nature of COVID-19 the Directors cannot reasonably estimate the effects that the COVID-19 pandemic could have on the Group in future periods, and believe that any disturbance may be temporary. However, there is uncertainty about the length and potential impact of any resultant disturbance. As a result, we are unable to estimate the potential impact on the company’s future operations as at the date of these financial statements.Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2020 that have significantly affected or may significantly affect:  56    the operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity;the results of those operations, in financial years subsequent to June 30, 2020, of the Consolidated Entity; orthe state of affairs, in financial years subsequent to June 30, 2020, of the Consolidated Entity

 DIRECTORS' DECLARATION  Piedmont Lithium Limited ANNUAL REPORT 2020  57    In accordance with a resolution of the directors of Piedmont Lithium Limited:In the opinion of the directors:the attached financial statements, notes and the additional disclosures included in the directors' report designated as audited, are in accordance with the Corporations Act 2001, including:compliance with accounting standards and Corporations Regulations 2001; and  (ii)  giving a true and fair view of the financial position as at June 30, 2020 and of the performance for the year ended on that date of the Group; and  (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.  2.  The attached financial statements are in compliance with International Financial Reporting Standards, as stated in note 1 to the financial statements.  3.  The Directors have been given a declaration required by section 295A of the Corporations Act 2001 for the financial year ended June 30, 2020.  On behalf of the Board  KEITH PHILLIPSPresident & CEOSeptember 30, 2020

 INDEPENDENT AUDITOR'S REPORTTO THE MEMBERS OF PIEDMONT LITHIUM LIMITED  58  Liability limited by a scheme approved under Professional Standards Legislation.Member of Deloitte Asia Pacific Limited and the Deloitte Network.  Deloitte Touche Tohmatsu ABN 74 490 121 060Tower 2, Brookfield Place 123 St Georges Terrace Perth WA 6000GPO Box A46Perth WA 6837 AustraliaTel: +61 8 9365 7000Fax: +61 8 9365 7001www.deloitte.com.au    Independent Auditor’s Report to the members of Piedmont Lithium LimitedReport on the Audit of the Financial ReportWe have audited the financial report of Piedmont Lithium Limited (the “Company”) and its subsidiaries (the “Group”) which comprises the consolidated statement of financial position as at June 30, 2020, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies and other explanatory information, and the directors’ declaration.In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:  (i)  giving a true and fair view of the Group’s financial position as at June 30, 2020 and of its financial performance for the year then ended; and  (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001.Basis for OpinionWe conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report.We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.Key Audit MattersKey audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

 Piedmont Lithium Limited ANNUAL REPORT 2020  59        Key Audit Matter  How the scope of our audit responded to the Key Audit Matter  Accounting for Exploration and Evaluation Assets    As at June 30, 2020, the carrying value of exploration and evaluation assets amounts to $7,720,957, including additions of$5,455,836 as disclosed in Note 7.  Our procedures associated with exploration and evaluation expenditure during the year included, but were not limited to:  In addition, in accordance with the Group’s accounting policy for exploration and evaluation expenditure, $3,563,437 was expensed during the year ended June 30, 2020.Significant judgement is applied in determining the treatment of exploration and evaluation expenditure, and the carrying value of capitalised exploration and evaluation assets including:whether the conditions for capitalisation are satisfied;  obtaining an understanding of the relevantcontrols associated with the capitalisation and expensing of exploration and evaluation expenditure; andtesting on a sample basis, exploration and evaluation expenditure to confirm the nature of the costs incurred, and the appropriateness of the classification as asset or expense.Our procedures associated with the carrying value of exploration and evaluation assets included, but were not limited to:  which elements of exploration and evaluation expenditure qualify for capitalisation;  obtaining an understanding of the relevant controls associated with the identification of indicators of impairment;  the Group’s intentions and ability to proceed with future work programmes;the likelihood of licence renewal or extension; andthe expected or actual success of resource evaluation and analysis.  evaluating management’s impairment indicator assessment, including undertaking the following procedures to identify any events at the reporting date which may indicate that exploration and evaluation assets may not be recoverable:obtaining a schedule of the areas of interest held by the Group and confirming on a sample basis whether the rights to tenure of those areas of interest remained current at balance date;holding discussions with management, and reviewing announcements made by the Group, as to the status of ongoing exploration programmes in the respective areas of interest; andassessing whether any facts or circumstances existed to suggest impairment testing was required.    We also assessed the appropriateness of the disclosures in Note 7 to the financial statements.

 INDEPENDENT AUDITOR'S REPORT(Continued)  60      Change in Functional Currency    Effective June 30, 2020, the parent entity of the Group, Piedmont Lithium Limited, changed its functional currency from Australian dollars to U.S. dollars as disclosed in Note 1(d).Significant judgement is applied in the determination of the currency of the primary economic environment in which the parent entity operates.  Our procedures included, but were not limited to:obtaining an understanding of management’s determination of the parent entity’s functional currency;evaluating management’s assessment of the events resulting in the change in the functional currency;assessing the date of change in functional currency for reasonableness; and  The primary economic environment is the environment in which the entity generates and spends funds, and at June 30, 2020 the parent entity determined that this had become the U.S. dollar following the completion of a U.S. public offering raising US$12.9 million in June 2020, being the first public offering completed in the U.S. by the Company.  confirming the appropriateness of the exchange rate applied, and re-performing the translation of the parent entity’s balances from Australian dollars to U.S. dollars.We also assessed the appropriateness of the disclosures in Note 1 (d) to the financial statements.  The parent entity’s assets, liabilities and equity previously denominated in Australian dollars are translated into U.S. dollars on the change in functional currency as outlined in Note 1 (d).    The consolidated financial statements were previously, and continue to be, presented inU.S. dollars.    Other InformationThe directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended June 30, 2020, but does not include the financial report and our auditor’s report thereon.Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.Responsibilities of the Directors for the Financial ReportThe directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

 Piedmont Lithium Limited ANNUAL REPORT 2020  61        Auditor’s Responsibilities for the Audit of the Financial ReportOur objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group’s audit. We remain solely responsible for our audit opinion.We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

 INDEPENDENT AUDITOR'S REPORT(Continued)  62          Report on the Remuneration ReportOpinion on the Remuneration ReportWe have audited the Remuneration Report included in pages 14 to 20 of the Directors’ Report for the year ended June 30, 2020.In our opinion, the Remuneration Report of Piedmont Lithium Limited, for the year ended June 30, 2020, complies with section 300A of the Corporations Act 2001.ResponsibilitiesThe directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.  DELOITTE TOUCHE TOHMATSU  David NewmanPartnerChartered Accountants Perth, September 30, 2020

 Piedmont Lithium Limited ANNUAL REPORT 2020  63    MINERAL RESOURCES STATEMENTSummary of Mineral ResourcesThe Company’s Mineral Resources as at June 30, 2020 and 2019, reported in accordance with the 2012 Edition of the JORC Code, are as follows:  Piedmont Lithium Project Mineral Resources                                        Category  Tonnes (Mt)  Li2O    Quartz    Feldspar    Mica        Grade (%)  Tonnes (t)  Grade (%)  Tonnes (Mt)  Grade (%)  Tonnes (Mt)  Grade (%)  Tonnes (Mt)                      As at June 30, 2020                    Indicated  13.9  1.16  161,000  30.0  3.75  44.4  5.55  4.5  0.56  Inferred  14.0  1.06  148,000  28.7  3.61  44.4  5.58  4.4  0.56  Total  27.9  1.11  309,000  29.3  7.36  44.4  11.13  4.5  1.12                      As at June 30, 2019                    Indicated  13.9  1.16  161,000  30.0  3.75  44.4  5.55  4.5  0.56  Inferred  14.0  1.06  148,000  28.7  3.61  44.4  5.58  4.4  0.56  Total  27.9  1.11  309,000  29.3  7.36  44.4  11.13  4.5  1.12  Annual Review of Mineral ResourcesAs a result of the annual review of the Company’s Mineral Resources, there has been no change to the Mineral Resources reported for the Piedmont Lithium Project.Governance of Mineral ResourcesThe Company engages external consultants and competent persons (as determined pursuant to the JORC Code) to prepare and calculate estimates of its Mineral Resources. Management and the Board review these estimates and underlying assumptions for reasonableness and accuracy. The results of the Mineral Resource estimates are then reported in accordance with the requirements of the JORC Code and other applicable rules (including ASX Listing Rules).Where material changes occur during the year to a project, including the project’s size, title, exploration results or other technical information then previous resource estimates and market disclosures are reviewed for completeness.The Company reviews its Mineral Resources as at June 30 each year. Where a material change has occurred in the assumptions or data used in previously reported Mineral Resources, then where possible a revised Mineral Resource estimate will be prepared as part of the annual review process. However, there are circumstances where this may not be possible (e.g. an ongoing drilling programme), in which case a revised Mineral Resource Estimate will be prepared and reported as soon as practicable.Competent Person StatementThe information in this Mineral Resources Statement that relates to Coal Resources is based on, and fairly represents, information and supporting documentation compiled by Mr Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr McGarry has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr McGarry approves and consents to the inclusion in the Mineral Resources Statement of the matters based on his information in the form and context in which it appears.

 64  CORPORATE GOVERNANCEPiedmont Lithium Limited (Piedmont or Company) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.The Board of Piedmont has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by the Company.These documents are available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com. These documents are reviewed at least annually to address any changes in governance practices and the law.The Company’s Corporate Governance Statement 2020, which explains how Piedmont complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ in relation to the year ended June 30, 2020, is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com and will be lodged with ASX together with an Appendix 4G at the same time that this Annual Report is lodged with ASX.In addition to the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations– 3rd Edition’ the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:  •••••••  relatively simple operations of the Company, which currently only undertakes mineral exploration and development activities;cost verses benefit of additional corporate governance requirements or processes; size of the Board;Board’s experience in the resources sector;organisational reporting structure and number of reporting functions, operational divisions and employees; relatively simple financial affairs with limited complexity and quantum;relatively small market capitalisation and economic value of the entity; and direct shareholder feedback.

 Piedmont Lithium Limited ANNUAL REPORT 2020  65    ASX ADDITIONAL INFORMATIONThe shareholder information set out below was applicable as at 31 August 2020.1. TWENTY LARGEST HOLDERS OF LISTED SECURITIESThe names of the twenty largest holders of listed securities are listed below:  Name  No of Ordinary Shares Held  Percentage of Issued Shares  HSBC Custody Nominees (Australia) Limited  416,378,382  36.04  J P Morgan Nominees Australia Pty Limited  189,919,682  16.44  Nasdaq Securities Australia Pty Ltd <Nasdaq Securities Aust A/C>  52,500,000  4.54  Arredo Pty Ltd  24,000,000  2.08  Citicorp Nominees Pty Limited  22,299,440  1.93  National Nominees Limited  17,606,494  1.52  Velcorp Investments Pty Ltd  14,500,000  1.26  CS Third Nominees Pty Limited <HSBC Cust Nom Au Ltd 13 A/C>  14,067,779  1.22  Mr Gregory John Howe + Ms Tracie Lee Vella <Tag Super Fund A/C>  12,675,000  1.10  BNP Paribas Nominees Pty Ltd <IB Au Noms Retailclient DRP>  12,012,983  1.04  Sapphire Chip Pty Ltd  9,050,000  0.78  Mrs Susan Maree Whiting  9,020,000  0.78  Torres Investments Pty Ltd  8,000,000  0.69  BNP Paribas Noms Pty Ltd <DRP>  7,504,174  0.65  Mr Nicholas Bruce Thomas  7,128,888  0.62  Brispot Nominees Pty Ltd <House Head Nominee A/C>  5,641,127  0.49  UBS Nominees Pty Ltd  5,190,371  0.45  Firah Creek Pty Ltd <Thompson Super Fund A/C>  5,102,568  0.44  Miss Basha Raitman <Commcorp A/C>  5,000,000  0.43  Annlew Investments Pty Ltd <Annlew Investments PL SF A/C>  4,750,000  0.41  Total Top 20  842,346,888  72.91  Others  312,973,318  27.09  Total Ordinary Shares on Issue  1,155,320,206  100.00  2. DISTRIBUTION OF EQUITY SECURITIESAnalysis of numbers of holders by size of holding:  Distribution  Number of Shareholders  Number of Shares  1 – 1,000  205  68,831  1,001 – 5,000  256  842,619  5,001 – 10,000  364  2,981,191  10,001 – 100,000  896  36,408,135  More than 100,000  468  1,115,019,430  Totals  2,189  1,155,320,206  There were 513 holders of less than a marketable parcel of ordinary shares.

 66  ASX ADDITIONAL INFORMATION (Continued)VOTING RIGHTSSee Note 12(b) of the Notes to the Financial Statements.SUBSTANTIAL SHAREHOLDERSSubstantial Shareholder notices have been received from the following:  Substantial Shareholder  Number of Shares  The Bank of New York Mellon Corporation  278,452,200  AustralianSuper Pty Ltd  146,731,379  FIL Limited  102,312,216  ON-MARKET BUY BACKThere is currently no on-market buyback program for any of Piedmont Lithium Limited's listed securities.UNQUOTED SECURITIESThe names of the security holders holding 20% or more of an unlisted class of security at 31 August 2020, not issued or acquired under an employee incentive scheme, are listed below:  Holder  $0.12Options Expiring 10-Jan-21  $0.16Options Expiring 10-Jul-21  $0.24Options Expiring 10-Jul-22  $0.35Options Expiring 31-Dec-20  $0.15Options Expiring 30-Jun-21  $0.20Options Expiring 30-Jun-22  Mr Keith Phillips  6,000,000  6,000,000  6,000,000  -  -  -  Mr Patrick Brindle  -  -  -  1,125,000  1,500,000  1,500,000  Others (less than 20%)  -  -  -  1,750,000  -  -  Total  6,000,000  6,000,000  6,000,000  2,875,000  1,500,000  1,500,000  Total holders  1  1  1  8  1  1  EXPLORATION INTERESTSAs at June 30, 2020, the Piedmont Lithium Project comprised approximately 2,126 acres of surface property and associated mineral rights in North Carolina, United States, of which approximately 391 acres are owned, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,656 acres are subject to exclusive option agreements, which upon exercise, allows the Group to purchase or, in some cases long-term lease, the surface property and associated mineral rights.COMPETENT PERSON STATEMENTThe information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

 Piedmont Lithium Limited ANNUAL REPORT 2020  67    FORWARD LOOKING STATEMENTSThis report may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this report, to reflect the circumstances or events after the date of that report.CAUTIONARY NOTE TO UNITED STATES INVESTORSThe information contained in this report has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

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